Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and between

DRUMMOND COMPANY, INC.

And

PEABODY SOUTHEAST MINING, LLC

And, solely for purposes of Section 8.21 hereunder,

PEABODY ENERGY CORPORATION

Dated as of September 20, 2018

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APPENDIX 1	Definitions	57

APPENDIX 2	Shoal Creek Mine	73

APPENDIX 3	DCS Contracts	74

APPENDIX 4	Excluded Assets	75

EXHIBITS

Exhibit A	-	Form of Bill of Sale and Assignment
Exhibit B	-	Form of General Assignment and Assumption
Exhibit C	-	Form of DCS Assignment and Assumption
Exhibit D	-	Form of Deed
Exhibit E	-	Form of Transition Services Agreement
Exhibit F	-	Form of Excluded Property Agreement
Exhibit G	-	Form of Escrow Agreement

SCHEDULES

Schedule 1.02	Adjustments
Schedule 1.05	Royalty Contracts
Schedule 1.06	Illustrative Calculation
Schedule 1.07(a)(x)	Required Consents
Schedule 1.07(a)(xi)	Amendments
Schedule 2.01(d)	Modified CBA
Schedule 3.01	Organization and Power
Schedule 3.03	No Breach
Schedule 3.04	Financial Condition
Schedule 3.05	Absence of Certain Developments
Schedule 3.06(a)	Tangible Personal Property
Schedule 3.06(b)	Sufficiency
Schedule 3.06(c)	Affiliate Services
Schedule 3.07	Tax Matters
Schedule 3.08(a)	Contracts and Commitments
Schedule 3.09(a)(i)	Sufficiency of Intellectual Property
Schedule 3.09(a)(ii)	Registered Intellectual Property
Schedule 3.09(a)(iii)	Registered Intellectual Property
Schedule 3.09(b)	Licensed IP
Schedule 3.09(c)	Right to/Use of Registered Intellectual Property and Licensed IP
Schedule 3.09(e)	Trade Secrets and Confidential Information
Schedule 3.10	Litigation
Schedule 3.11(a)	Plans
Schedule 3.11(b)	Certain Plan Liabilities
Schedule 3.11(c)	Multiemployer Plans
Schedule 3.11(g)	Acceleration of Benefits; Severance
Schedule 3.12	Insurance
Schedule 3.13(a)	Compliance with Laws
Schedule 3.13(b)	Permits
Schedule 3.13(c)	Bonds
Schedule 3.13(d)	Citations
Schedule 3.14(a)(i)	Real Property
Schedule 3.14(a)(ii)	Excluded Real Property
Schedule 3.14(a)(iii)	Location and Boundaries
Schedule 3.14(b)	Leases
Schedule 3.14(c)	Rights to Real Property
Schedule 3.15	Environmental Compliance and Conditions
Schedule 3.16(a)	Employees; Collective Bargaining
Schedule 3.16(b)	Labor Disputes and Grievances

SCHEDULES

Schedule 3.17	Brokerage
Schedule 3.19(a)	Material Customers
Schedule 3.19(b)	Material Suppliers
Schedule 4.06	Brokerage
Schedule 5.01	Conduct of the Business
Schedule 5.01(i)	Certain Contracts
Schedule 5.07(a)	Modified CBA
Schedule 5.10	Seller’s Financial Assurance
Schedule 5.11(a)	Permits
Schedule 1.B	Drummond CBA
Schedule 1.C	Excluded Employees
Schedule 1.D	Material Adverse Effect
Schedule 1.E	Permitted Liens

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 20, 2018 (the “Effective Date”) by and between Drummond Company, Inc., an Alabama corporation (“Seller”) and Peabody Southeast Mining, LLC, a Delaware limited liability company (“Buyer”, and together with Seller, collectively, the “Parties” and individually, a “Party”), and, solely for purposes of Section 8.21 hereunder, Peabody Energy Corporation (“Guarantor”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Appendix 1 attached hereto.

WHEREAS, Seller is engaged in (among other things) the Business, and in connection therewith, Seller owns and/or has the right to use the Purchased Assets;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of Seller’s rights, title and interest in and to the Purchased Assets; and

WHEREAS, the respective board of directors or other governing body, as applicable, of Seller and Buyer have approved this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties, conditions and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

Section 1.01    Purchase and Sale of Purchased Assets; Assumption of Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s rights, title and interest in and to the Purchased Assets, free and clear of any and all Liens (other than Permitted Liens), in exchange for (a) Buyer’s payment of the Purchase Price as set forth herein, and (b) Buyer’s assumption of the Assumed Liabilities; and (ii) Buyer shall assume, be responsible for and agree to fully discharge the Assumed Liabilities.

Section 1.02    Purchase Price; Payment. For purposes of this Agreement, “Purchase Price” means an amount equal to Four Hundred Million Dollars ($400,000,000) minus the adjustment set forth on Schedule 1.02 (the “Base Purchase Price”), as adjusted pursuant to Section 1.06. At the Closing, Buyer shall pay to Seller by wire transfer of immediately available funds (to one or more accounts specified by Seller) an amount equal to (x) the Base Purchase Price plus or minus (y) the Closing Adjustment (such net amount, the “Closing Amount”).

Section 1.03    Excluded Liabilities. Other than the Assumed Liabilities, Buyer shall not assume or become liable for any Liabilities of Seller (whether or not arising out of the ownership and operation of the Purchased Assets or the Business) or the Liabilities of any Affiliate of Seller arising from or related to the Purchased Assets or Business. All Liabilities of Seller and any Affiliate of Seller, including those arising from or related to the Purchased Assets or Business, that are not expressly assumed by Buyer as Assumed Liabilities shall be retained by Seller or any Affiliate of Seller, as applicable, and are referred to herein as “Excluded Liabilities.” Without limiting the generality of the preceding two sentences, the Excluded Liabilities include the following:

(i)    Any expenses Seller incurred related to the consummation of the transactions contemplated in this Agreement;

(ii)    any Liabilities relating to or arising out of the Excluded Assets;

(iii)    any Liabilities (including all related fines, penalties, fees and associated interest or charges imposed by any Governmental Authority, including MSHA) arising out of or in respect of the failure by the Seller or any Affiliate of the Seller to comply on or prior to the Closing Date with any Environmental Permit, Mining Permit, applicable Law, including any Environmental Law, or Order by any Governmental Authority, including without limitation any such Liabilities arising as a result of any Person’s failure on or prior to the Closing Date to comply with the terms of any Environmental Permit, Mining Permit, bonds related thereto or any Laws, including Environmental Laws, as applicable to the Seller’s (or its Affiliate’s) operation of the Business, but in all cases excluding ordinary course reclamation bond Liabilities and other reclamation Liabilities arising under the Mining Permits at the end of the life of the Shoal Creek Mine or any portion thereof;

(iv)    any Indebtedness;

(v)    any Liabilities for intercompany obligations between the Seller and any Affiliate of the Seller;

(vi)    any Liability under the DCS Contracts, Assumed Contracts, Leases or other Contracts included in the Purchased Assets arising out of or relating to breaches or defaults thereunder occurring on or prior to the Closing Date;

(vii)    any Liability related to any accounts payable as of the Closing Date;

(viii)    any Liability with respect to any coal or other goods shipped or sold or any service provided by the Seller or any of its Affiliates prior to Closing, including any such Liability or obligation (A) pursuant to any express or implied representation, warranty, agreement, coal specification undertaking or guarantee made by any Seller, or any Affiliate of the Seller, or alleged to have been made by the Seller or any Affiliate of the Seller, (B) imposed or asserted to be imposed by operation of Law or (C) pursuant to any doctrine of product liability;

(ix)    any Liability with respect to any Proceeding including those set forth in the Disclosure Schedules, to the extent arising out of or relating to the operation of the Business, including the Seller’s ownership and use of the Purchased Assets, prior to the Closing;

(x)    any Liability related to or arising with respect to (A) any current, former, or inactive employee or service provider of Seller or any Affiliate of Seller who does not become a Re-Hired Employee, and (B) except as set forth in Sections 5.07(h), (i) and (j), any current, former, or inactive employee or service provider of Seller who becomes a Re-Hired Employee, but with respect to this clause (B), only with respect to Liabilities that arise or arise from events that occurred on or prior to the Closing Date;

(xi)    any Liability arising from, based upon, or with respect to any Plan sponsored by or contributed to by Seller or any ERISA Affiliate of Seller, or any Law related to such Plans; including but not limited to: (A) any Liability arising under COBRA, HIPAA and other similar Laws, including all Liabilities of a fiduciary for breach of fiduciary duty or any other failure to act or comply in connection with the administration of a Plan; (B) any Liability for or related to contributions owed to any Plan; (C) any Liability due as a result of a complete, partial or mass withdrawal from a Plan by Seller or any ERISA Affiliate, (D) any Liability for post-employment benefits with respect to any current, former or inactive employee of Seller that is eligible as of the Closing Date for such post-employment benefits from Seller on the Closing Date; and (E) any Liability for post-employment benefits with respect to any current, former or inactive employee of Seller except as such benefits may be required pursuant to the Modified CBA or specifically set forth in Section 5.07;

(xii)    any Liability arising from, based upon, or with respect to the Coal Act, including, but not limited to Seller’s and Seller’s Related Persons’ Liabilities under the Coal Act (A) arising under or with respect to the UMWA Combined Benefit Fund, UMWA 1992 Benefit Plan, or any Plan maintained under Section 9711 of the Coal Act; or (B) based upon Seller’s or its Related Persons’ status as a “signatory operator,” “last signatory operator,” “assigned operator,” “related person,” “successor,” “successor in interest,” or similar status under the Coal Act;

(xiii)    Any Liability arising under the Drummond CBA (but not including, for the avoidance of doubt, any Liability under the Modified CBA to the extent arising out of or relating to the operation of the Business following the Closing);

(xiv)    any Liability of Seller or any of its respective Affiliates for any Taxes arising out of, attributable to or in respect of the Purchased Assets or Business for any Pre-Closing Tax Period; and

(xv)    any Liability for advance or minimum royalties, production royalties, overriding royalties, net profits interests, production payments, wheelage or haulage royalties or payments, and any other payments out of or measured by production (“Royalties”), or other similar obligations for any period on or prior to the Closing Date with respect to the Purchased Assets or Business, except that Buyer shall be solely liable for payment of those royalties related to Coal Inventory included in the Purchased Assets and the sale of coal by Buyer occurring following the Closing.

Section 1.04    Excluded Assets. In no event shall the Purchased Assets include (nor shall Seller be deemed to sell, assign, transfer or convey to Buyer) any of the Excluded Assets.

Section 1.05    Pro-Rations. The following pro-rations shall be made as of the Closing Date, with Seller liable to the extent that such items relate to any time period prior to the Closing Date, and Buyer liable to the extent that such items relate to any time period subsequent to the Closing Date, by appropriate cash payments of the applicable amounts from Buyer to Seller and/or from Seller to Buyer, as the case may be, each of which shall be made reasonably promptly, but in no event later than 30 days, after a written request therefor, accompanied by reasonable supporting documentation, is submitted to Seller by Buyer, or vice-versa as the case may be: (a) water, electric, sewer and other utilities directly related to the Real Property included in the Purchased Assets and (b) in conformance with Section 1.03(xv), Royalties payable under the Leases on sales of coal under the contracts set forth on Schedule 1.05. Taxes shall be prorated to the extent provided for and in accordance with Section 7.02(e).

Section 1.06    Adjustments to the Purchase Price.

(a)    Not later than three (3) days prior to the Closing, Seller shall deliver to Buyer a statement (the “Closing Statement”) setting forth (i) Seller’s good faith estimate of the Coal Inventory as of the Closing Date (the “Estimated Coal Inventory”) and Coal Inventory Cost as of the Closing Date (the “Estimated Coal Inventory Cost”), each in reasonable detail, along with supporting documentation thereof, and (ii) Seller’s good faith estimate of the Parts and Supply Inventory as of the Closing Date (the “Estimated Supply Inventory”) in reasonable detail, along with supporting documentation thereof. For purposes hereof, the “Closing Adjustment” shall be an amount determined as follows:

(i)    The Closing Adjustment will be adjusted by a negative amount (if Target Coal Inventory is greater than Estimated Coal Inventory) or adjusted by a positive amount (if Target Coal Inventory is less than Estimated Inventory) (the “Closing Coal Inventory Adjustment”) equal to the difference between Estimated Coal Inventory and Target Coal Inventory (in tons, and expressed as a positive number) multiplied by the Estimated Coal Inventory Cost; and

(ii)     the Closing Adjustment shall be further adjusted by a negative amount (if Target Supply Inventory is greater than Estimated Supply Inventory) or adjusted by a positive amount (if Target Supply Inventory is less than Estimated Supply Inventory) by the difference between Estimated Supply Inventory and Target Supply Inventory (expressed as a positive number).

Each of the Coal Inventory Cost and the Parts and Supplies Inventory shall be valued in accordance with GAAP, using the same accounting methods, policies, practices and procedures, with consistent classifications and estimation methodologies as were used to prepare the Financial Statements. The methodology to be used in preparing the Closing Statement, including the cost items included therein and an illustrative calculation of each of the Coal Inventory Cost and the Parts and Supplies Inventory as of June 30, 2018, and to calculate the adjustments to be made pursuant to Section 1.06(f), is as set forth on Schedule 1.06 attached hereto (the “Illustrative Adjustment Schedule”).

(b)    As soon as practicable, and in any event within thirty (30) days after the Closing Date (which period shall be tolled for any failure by Buyer to provide access in accordance with the following sentence), Seller shall (i) calculate in good faith the Coal Inventory, Coal Inventory Cost, and Parts and Supply Inventory, in each case as of the Closing Date and (ii) deliver to Buyer a statement (the “Post-Closing Statement”) setting forth the foregoing calculations. Following the Closing and prior to the delivery of the Post-Closing Statement, the Buyer shall provide the Seller with reasonable access during normal business hours to the Shoal Creek Mine and any records reasonably necessary for Seller’s preparation of the Post-Closing Statement. To the extent reasonably required for Buyer’s review of the Post-Closing Statement, Seller shall provide Buyer with reasonable access during normal business hours to all working papers related to the preparation of the Post-Closing Statement.

(c)    If Buyer delivers written notice (the “Disputed Items Notice”) to Seller no later than thirty (30) days after delivery of the Post-Closing Statement, stating that it objects to any items on the Post-Closing Statement, specifying the basis for such objection in reasonable detail and setting forth the Buyer’s proposed modifications to the Post-Closing Statement (the “Disputed Items”), then Seller and Buyer will attempt to resolve and finally determine and agree upon the Disputed Items as promptly as practicable. Any items not disputed by the Buyer in accordance with this Section 1.06(c) shall be deemed accepted.

(d)    If Seller and Buyer are unable to agree upon the Disputed Items within thirty (30) days after delivery of the Disputed Items Notice, Seller and Buyer shall submit the unresolved Disputed Items specified in the Disputed Items Notice to the appropriate Independent Expert(s). The Independent Expert(s) shall address only the Disputed Items set forth in the Disputed Items Notice, will be bound by the terms and conditions of this Agreement in its calculations, and may not assign a value greater than the greatest value claimed for such item by either Party or smaller than the smallest value claimed for such item by either Party. Buyer and Seller shall furnish to the Independent Expert(s) such work papers and other documents and information related to the disputed issues as the Independent Expert(s) may request and are available to that Party (or its accountant), and each Party shall be afforded the opportunity to present to the Independent Expert(s) any materials related to such issues and to discuss the same with Independent Expert(s). The determination(s) of the Independent Expert(s) will be made no later than sixty (60) days after being selected and will be final, binding and unappealable/unchallengeable upon the Parties in the absence of manifest error. The fees, costs and expenses of the Independent Expert(s) will be borne one-half (1/2) by the Buyer and one-half (1/2) by the Seller.

(e)    If Buyer does not deliver the Disputed Items Notice to Seller within thirty (30) days after delivery of the Post-Closing Statement, or if Buyer agrees in writing that the calculations specified in the Post-Closing Statement are acceptable, then such calculations in the Post-Closing Statement will thereupon become final, binding and conclusive upon the Parties.

(f)    Final Adjustment. If the sum of (A) the Final Coal Adjustment plus (B) the Final Parts and Supply Adjustment is a positive amount, Buyer shall pay such amount, if any, to Seller, and if such sum is a negative amount, Seller shall pay such amount (as a positive amount), if any, to the Buyer. Any payments due under this Section 1.06(f) by either Buyer or Seller shall be paid no later than the later to occur of sixty (60) days following the Closing or five (5) Business Days after determination of the Final Coal Adjustment and the Final Parts and Supply Adjustment. For purposes of this Section 1.06,

(i)    “Final Coal Adjustment” shall mean an amount equal to the difference between Coal Inventory as of the Closing Date, as finally determined pursuant to Section 1.06(d) or 1.06(e) above (“Final Coal Inventory”), and Estimated Coal Inventory, multiplied by Coal Inventory Cost as of the Closing Date, as finally determined pursuant to Section 1.06(d) or 1.06(e) above. For the avoidance of doubt, the Final Coal Adjustment shall be a positive number if Final Coal Inventory exceeds Estimated Coal Inventory and a negative number if Estimated Coal Inventory exceeds Final Coal Inventory.

(ii)    “Final Parts and Supply Adjustment” shall mean an amount equal to the difference between Parts and Supply Inventory as of the Closing Date, as finally determined pursuant to Section 1.06(d) or 1.06(e) above (“Final Parts and Supply Inventory”), and Estimated Supply Inventory, which amount shall be a positive number if Final Parts and Supply Inventory exceeds Estimated Supply Inventory and a negative number if Estimated Supply Inventory exceeds Final Parts and Supply Inventory.

(g)    For the avoidance of doubt, the amounts determined under this Section 1.06, the components thereof and adjustments thereto shall each be determined without duplication of any amounts contained therein.

Section 1.07    The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place, to the extent a physical closing place is necessary, at the offices of Venable LLP, located at 8010 Towers Crescent Drive, Suite 300, Tysons, Virginia 22182, on the second Business Day after satisfaction of the conditions to the Closing set forth in Article II (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or such other place or other date as Buyer and Seller may mutually agree. The Parties intend that the Closing be effected, to the extent practicable, by conference call, the electronic delivery of documents and the prior physical exchange of certain documents and instruments to be held in escrow by outside counsel to the recipient Party pending authorization of their release at the Closing by the delivering Party (or its outside counsel). The date of the Closing is herein referred to as the “Closing Date.” The Closing will be deemed to occur at 11:59 p.m. Birmingham, Alabama time on the Closing Date. For the avoidance of doubt, no breach arising out of the negotiation of, or failure to negotiate, the Modified CBA shall be deemed to be within the reasonable control of Seller, so long as Seller has used commercially reasonable efforts in connection therewith.

(a)    Seller’s Closing Deliveries. At the Closing, Seller shall execute and deliver, or cause to be executed and delivered, as applicable, to Buyer, the following:

(i)    a Bill of Sale and Assignment substantially in the form attached hereto as Exhibit A (the “Bill of Sale and Assignment”), duly executed by Seller conveying all of Seller’s right, title and interest in the Purchased Assets (other than those conveyed pursuant to a Deed, Lease Assignment or other Real Property assignment);

(ii)    an Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit B (the “General Assignment and Assumption”), duly executed by Seller, whereby Seller assigns to Buyer Seller’s rights in the Assumed Contracts and Buyer assumes the Assumed Liabilities;

(iii)    an Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit C (the “DCS Assignment and Assumption”), duly executed by Drummond Coal Sales, Inc. (“DCS”) with respect to the DCS Contracts;

(iv)    one or more Statutory Warranty Deeds to Buyer with respect to the Real Property conveyed to Seller by deed, in recordable form and substance substantially in the form attached hereto as Exhibit D (each, a “Deed”; and collective, the “Deeds”)), duly executed by Seller;

(v)    one or more Assignment and Assumption Agreements with respect to the Leases, in form and substance reasonably acceptable to each Party (each, a “Lease Assignment”; and collectively, the “Lease Assignments”)), duly executed by Seller;

(vi)    the Transition Services Agreement substantially in the form attached hereto as Exhibit E (the “Transition Services Agreement”), duly executed by Seller;

(vii)    documents of title and instruments of conveyance necessary to transfer record title to Buyer of all motor vehicles included in the Purchased Assets;

(viii)    a certificate executed by an authorized officer of Seller and dated the Closing Date, certifying that attached thereto are true and complete copies of resolutions duly adopted by the Board of Directors of Seller authorizing the execution, delivery, and performance of this Agreement and each other agreement, instrument or certificate to be executed and delivered by Seller pursuant to this Agreement, and that such resolutions have not been modified, rescinded or amended;

(ix)    a FIRPTA affidavit duly executed by Seller in form and substance that is reasonably acceptable to Buyer, which meets the requirements of Treasury Regulation 1.1445-2(b) and certifies that Seller is not a “foreign person” within the meaning of Section 1445 of the Code;

(x)    the Consents of third parties set forth on Schedule 1.07(a)(x), in form and substance reasonably satisfactory to the Buyer;

(xi)    written amendments to those Contracts set forth in Schedule 1.07(a)(xi) to extend the term of such Contacts in accordance with Schedule 1.07(a)(xi);

(xii)    a Certificate of Good Standing (dated no more than ten Business Days prior to Closing) with respect to Seller from the Secretary of State of the State of Alabama;

(xiii)    the IDB Bonds, duly endorsed by Seller and accompanied by appropriate instruments of transfer;

(xiv)    an agreement in the form attached hereto as Exhibit F (the “Excluded Property Agreement”) with respect to access and other rights;

(xv)    a Broker’s Lien Affidavit and a Real Estate Sales Validation Form in connection with the transfer of the Real Property;

(xvi)    an escrow agreement in the form attached hereto as Exhibit G (the “Escrow Agreement”), duly executed by Seller; and

(xvii)    the written release of all material Liens, except for Permitted Liens, with respect to the Purchased Assets (including any applicable UCC-3 termination statements, payoff letters and other documentation relating thereto), if any.

(b)    Buyer’s Closing Deliveries. At the Closing, Buyer shall deliver to the Escrow Agent the MEP Escrow Amount for deposit into an escrow account established pursuant to the terms of the Escrow Agreement (the “Escrow Account”), and shall execute and deliver, or cause to be executed and delivered, as applicable, to Seller, the following:

(i)    the Closing Amount (less the MEP Escrow Amount), in accordance with Section 1.02;

(ii)    the Bill of Sale and Assignment, duly executed by Buyer;

(iii)    the General Assignment and Assumption, duly executed by Buyer;

(iv)    the DCS Assignment and Assumption, duly executed by Buyer;

(v)    the Deeds, duly executed by Buyer;

(vi)    the Lease Assignments, duly executed by Buyer;

(vii)    the Transition Services Agreement, duly executed by Buyer;

(viii)    a certificate, in form and substance reasonably satisfactory to Seller, as to the Buyer’s qualification as an accredited investor and investment intent with respect to the IDB Bonds;

(ix)    evidence, in form reasonably satisfactory to Seller, that Buyer has obtained the Buyer’s Required Financial Assurance and the Mining Permits, such that, effective as of the Closing, the Seller’s Financial Assurance shall be fully released and all of Seller’s obligations under and with respect to the Mining Permits shall be fully discharged;

(x)    the Excluded Property Agreement, duly executed by Buyer;

(xi)    a Certificate of Good Standing (dated no more than ten days prior to Closing) with respect to Buyer from the appropriate Governmental Authority in Buyer’s state of organization, principal place of Business and the State of Alabama;

(xii)    a certificate executed by an authorized officer of Buyer and dated the Closing Date, certifying that attached thereto are true and complete copies of resolutions duly adopted by the member of Buyer and authorizing the execution, delivery, and performance of this Agreement and each other agreement, instrument or certificate to be executed and delivered by Buyer pursuant to this Agreement, and that such resolutions have not been modified, rescinded or amended;

(xiii)    a Broker’s Lien Affidavit and a Real Estate Sales Validation Form in connection with the transfer of the Real Property; and

(xiv)    the Escrow Agreement, duly executed by Buyer.

Section 1.08    Unassigned Assets.

(a)    Notwithstanding anything to the contrary in this Agreement, to the extent that (i) any Contract, Permit, right, interest or asset that would otherwise be a Purchased Asset is not capable of being transferred or assigned to Buyer in connection with the Closing without the Consent of a third party which has not been obtained on or before the Closing Date or (ii) such transfer or assignment would result in the breach or violation of any such Contract, right or interest or any applicable Law, Seller will be deemed not to have assigned or transferred or attempted to assign or transfer, to Buyer any right, title or interest in or to any such Contract, Permit, right, interest or asset (each, an “Unassigned Asset”) without first having obtained all necessary Consents. For clarification, this Section 1.08 shall not serve as a waiver of any of the Closing conditions set forth in Section 2.02.

(b)    Seller and Buyer shall each use commercially reasonable efforts to obtain such consents and waivers as may be necessary to cure such potential breach or violation. With respect to such Unassigned Assets, Seller shall (i) provide to Buyer the benefits thereof and shall promptly pay to Buyer when received all monies received by Seller under any Unassigned Asset and the proceeds of or other amounts relating to any Unassigned Assets, (ii) cooperate in any arrangement designed to provide such benefits to Buyer and (iii) enforce at the request of Buyer and for the account of Buyer, any rights of Seller or its Affiliates arising from any such Unassigned Asset (including the right to elect to terminate any contract that is an Unassigned Asset in accordance with the terms thereof upon the reasonable request of Buyer). For avoidance of doubt, Seller shall have no obligation to pay any amounts in respect of such consents and waivers.

(c)    Buyer will, at its sole cost and expense, perform the obligations arising following the Closing under such Unassigned Asset for the benefit of Seller and the other party or parties thereto.

ARTICLE II

CONDITIONS TO CLOSING

Section 2.01    Conditions to All Parties’ Obligations. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a)    The applicable waiting periods, if any, under the HSR Act will have expired or been terminated, and any applicable Governmental Consents necessary to consummate the transactions contemplated by this Agreement under any other applicable Antitrust Law shall have been obtained (or the applicable waiting period shall have expired or been earlier terminated);

(b)    Except for any pending Proceeding directly or indirectly initiated by the Party asserting its right not to consummate the transactions contemplated by this Agreement pursuant to this Section 2.01(b), no Proceeding before any Governmental Authority will be pending wherein an unfavorable judgment, decree or Order would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

(c)    RGGS Land & Minerals LTD., LP shall have entered into an assignment and assumption of lease with respect to the RGGS Lease, recognizing the assignment of Seller’s rights and obligations under the RGGS Lease to Buyer and releasing Seller from all liabilities and obligations from and after the Closing thereunder, to be effective upon Closing;

(d)    The Modified CBA shall have been amended to reflect the changes and duly ratified by the Union Employees, and shall contain the terms set forth on Schedule 2.01(d); and

(e)    This Agreement will not have been terminated in accordance with Section 6.01.

Section 2.02    Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date:

(a)    The representations and warranties of Seller contained herein (other than the representations and warranties of Seller contained in Sections 3.01, 3.02, and 3.17) shall be true and correct except where the failure to be true and correct would not cause a Material Adverse Effect, individually or in the aggregate, (it being understood that for the sole purpose of determining whether there has been a Material Adverse Effect as a result of any inaccuracy of a representation or warranty of Seller, such representations and warranties shall be read as if they were not qualified by “materiality” or “Material Adverse Effect” or words of similar import), in each case on and as of the Closing Date with the same effect as though made on and as of the Closing Date, except, in each case, to the extent that any such representations and warranties were made as of a specified date and as to such representations and warranties the same shall continue on the Closing Date to have been true (except where the failure to be true would not cause a Material Adverse Effect, individually or in the aggregate) as of the specified date. The representations and warranties of Seller contained in Sections 3.01, 3.02, and 3.17 shall be true and correct in all material respects on and as of the Closing Date, except, in each case, to the extent that any such representations and warranties were made as of a specified date and as to such representations and warranties the same shall continue on the Closing Date to have been true in all material respects as of the specified date;

(b)    Seller will have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c)    Seller will have delivered to Buyer a certificate of Seller executed by a duly authorized officer of Seller, dated the Closing Date, stating that the preconditions specified in Section 2.02(a) and Section 2.02(b) have been satisfied;

(d)    From the date of this Agreement, there shall not have occurred and be continuing any Material Adverse Effect;

(e)    Seller will have delivered to Buyer the items required to be delivered by Seller in accordance with Section 1.07(a).

Section 2.03    Conditions to Seller’s Obligations. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a)    The representations and warranties set forth in Article IV hereof (other than the representations and warranties of Seller contained in Sections 4.01, 4.02, 4.06 and 4.07) will be true and correct in all material respects at and as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case such representation or warranty shall be as of such earlier date)), except for any failure of such representations and warranties to be true and correct that has not had a material adverse effect on the financial condition or operating results of Buyer taken as a whole or on the ability of Buyer to consummate the transactions contemplated hereby. The representations and warranties of Seller contained in Sections 4.01, 4.02, 4.06 and 4.07 shall be true and correct in all material respects on and as of the Closing Date, except, in each case, to the extent that any such representations and warranties were made as of a specified date and as to such representations and warranties the same shall continue on the Closing Date to have been true in all material respects as of the specified date;

(b)    Buyer will have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c)    Buyer will have delivered to Seller a certificate of Buyer executed by a duly authorized officer of Buyer, dated the Closing Date, stating that the preconditions specified in Section 2.03(a) and Section 2.03(b) have been satisfied; and

(d)    Buyer will have delivered to Seller the items required to be delivered by Buyer in accordance with Section 1.07(b).

Section 2.04    Waiver of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

Section 3.01    Organization and Power. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Alabama, with full corporate power to enter into this Agreement and the other agreements required hereby and perform its obligations hereunder and thereunder. Except as set forth on Schedule 3.01, Seller holds all material authorizations, licenses and permits necessary to own the Purchased Assets and Shoal Creek Mine, and carry on the Business conducted by it as now conducted. Seller is qualified to do business in every jurisdiction in which its ownership of the Purchased Assets or the conduct of the Business conducted by it requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect.

Section 3.02    Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement and each other Transaction Document to which Seller is a party by Seller and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of Seller, and no other proceedings on Seller’s part are necessary to authorize the execution, delivery or performance of this Agreement or any other Transaction Document to which Seller is a party. Assuming that this Agreement is a valid and binding obligation of Buyer, this Agreement constitutes a valid and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. When each other Transaction Document to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 3.03    No Breach; Consents. Except as set forth on Schedule 3.03, the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, and the sale, assignment, transfer and conveyance of the Purchased Assets by Seller to Buyer, do not and will not conflict with or result in any material breach of, constitute a material default under or an event that, with or without notice or lapse of time or both, would constitute a default, under, result in a material violation of, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, result in the creation of any material Lien upon the Purchased Assets, or require any material authorization, consent, approval, exemption or other material action by or notice to any Governmental Authority or other third party, in each case, with respect to or under the provisions of (i) Seller’s Articles of Incorporation or bylaws, (ii) any material Lease, material Assumed Contract (including any Material Contract), any DCS Contract, (iii) any material Permit (including any Environmental Permit or Mining Permit) or (iv) any Law or any Order of any Governmental Authority to which the Purchased Assets or Business is subject other than any such authorizations, consents, approvals, exemptions or other actions required under the Antitrust Laws.

Section 3.04    Financial Condition; Undisclosed Liabilities. Schedule 3.04 consists of (a) audited combined balance sheets of the Business as of December 31, 2017 (the “Latest Balance Sheet”), December 31, 2016 and December 31, 2015, and the related audited combined statements of income and cash flows for the fiscal years then ended (collectively, the “Audited Financial Statements”) and (b) unaudited combined balance sheets of the Business as of June 30, 2018, and the related unaudited combined statements of income and cash flows for the six-month period then ended (collectively, the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). Other than as set forth on Schedule 3.04, the Financial Statements do not include or take into consideration any assets, Liabilities or results of operations other than the Business, Purchased Assets and Assumed Liabilities. The Financial Statements present fairly in all material respects the financial condition and results of operations of the Business (taken as a whole) as of the times and for the periods referred to therein in accordance with GAAP, consistently applied, subject in the case of the Interim Financial Statements to the absence of notes and to normal and recurring year-end adjustments (none of which will be material to the Business, taken as a whole). The Business has no Liabilities required to be reflected on a balance sheet prepared in accordance with GAAP, except (a) those which are adequately reflected or reserved against in the balance sheets contained in the Financial Statements, (b) any reclamation Liabilities related to the Business with respect to the applicable Mining Permits, or (c) those which have been incurred in the ordinary course of business consistent with past practice since June 30, 2018 and which are not, individually or in the aggregate, material in amount. The Illustrative Adjustment Schedule is a true, correct and complete calculation of the Coal Inventory Cost and the Parts and Supplies Inventory as of June 30, 2018 valued in accordance with GAAP, using the same accounting methods, policies, practices and procedures, with consistent classifications and estimation methodologies as were used to prepare the Financial Statements.

Section 3.05    Absence of Certain Developments. Except as set forth on Schedule 3.05, since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect nor any event, development or occurrence that could reasonably be expected to cause a Material Adverse Effect. Except as set forth on Schedule 3.05, since the date of the Latest Balance Sheet, the Seller has not taken any action which would, if taken after the Effective Date and prior to the Closing Date without the Buyer’s written consent, constitute a violation of Section 5.01.

Section 3.06    Tangible Personal Property. Seller owns good title to or holds pursuant to valid and enforceable leases all of the tangible personal property, including machinery,

equipment, equipment leases, inventories of parts and supplies, automobiles, trucks, tractors, trailers, loaders, other mobile equipment, tools, furniture and equipment used in the Business, all of which (excluding the Excluded Assets) is set forth on or otherwise described in Schedule 3.06(a) (such tangible personal property, excluding the Excluded Assets, the “Tangible Personal Property”). All such Tangible Personal Property is held free and clear of all Liens other than Permitted Liens, except as disclosed on Schedule 3.06(a). Tangible Personal Property that is material to the operation of the Business is in good working order and repair (normal industry wear and tear excepted), has been operated and maintained in the ordinary course of business and consistent with prudent underground coal mining industry standards, and is suitable and in adequate condition for use consistent with past practices and prudent underground coal mining industry practices. Except for the Excluded Assets and as set forth in Schedule 3.06(b), the Tangible Personal Property (whether owned or leased) together with all other Purchased Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted immediately prior to the Closing and constitute all of the material rights, property and assets necessary to conduct the Business as currently conducted in the ordinary course of business. Except as set forth in Schedule 3.06(c), there are no assets, properties or services that are used in the operation of the Business as currently conducted that are provided by any Affiliate of Seller. All of the Finished Goods Coal, whether reflected in the Financial Statements or otherwise, consists of a quality and quantity usable and salable on a standalone or blended basis in the ordinary and usual course of business. No Coal Inventory is held on a consignment basis. The quantities of each item of Parts and Supplies Inventory are not excessive, but are reasonable in the present circumstances of Seller.

Section 3.07    Tax Matters. Except as set forth on Schedule 3.07, and solely with respect to the Business, the Purchased Assets, and the Assumed Liabilities:

(a)    To the Seller’s Knowledge, Seller has filed or caused to be filed all material Tax Returns that are required to be filed by Seller, all such Tax Returns are true, complete and correct in all material respects, all material Taxes due and owing by Seller (whether or not shown on any Tax Return) for all Pre-Closing Tax Periods have been paid, all material Taxes which Seller is obligated to withhold or collect from amounts owing to any employee, independent contractor, creditor, stockholder or third party have been duly withheld or collected and have been paid to the proper Governmental Authority when required.

(b)    To Seller’s Knowledge, (i) there is currently no material dispute or other claim concerning any Tax Liability of Seller claimed or raised by any taxing authority of which Seller received written notice, and (ii) Seller has not waived any statute of limitations in respect of material Taxes beyond the date thereof or agreed to any extension of time beyond the date thereof with respect to a material Tax assessment or deficiency. The Seller has not received written notice from any taxing authority indicating an intent to open an audit or other review (other than audits that are currently pending or already closed).

(c)    To Seller’s Knowledge, no claim has been made in writing within the previous six (6) years by an authority in a jurisdiction where the Seller does not file Tax Returns that the Seller is or may be subject to taxation by that jurisdiction, nor is the Seller aware of any such claim.

(d)    There are no Liens for Taxes (other than Taxes not yet due and payable or are being contested in good faith) upon any of the assets of the Seller.

(e)    The Seller has no liability for the Taxes of any Person (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, or (C) under any Tax-sharing or Tax allocation agreement or any other agreement providing for payments by the Seller with respect to Taxes.

(f)    Seller is not a “foreign person” as that term is used in Treasury Regulation Section 1.1445-2.

(g)    To Seller’s Knowledge, the Seller has not engaged in any “reportable transactions” within the meaning of Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

This Section 3.07, Section 3.11, and Section 3.16 contain the sole and exclusive representations and warranties with respect to any Tax matters relating to Seller or the Purchased Assets. The representations and warranties in this Section 3.07 refer only to the activities of Seller prior to the Closing and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon for, or with respect to, Taxes attributable to any Tax periods (or portions thereof) beginning, or Tax positions taken, after the Closing Date.

Section 3.08    Contracts and Commitments.

(a)    Except as set forth on Schedule 3.08(a), as of the Effective Date, the Assumed Contracts and the DCS Contracts do not include any written or oral (each Contract set forth on Schedule 3.08(a) is referred to herein as a “Material Contract”):

(i)    Contract by and between Seller and any Affiliate of Seller;

(ii)    Contract (a) for the employment of any Person on a full-time or part-time basis providing for compensation, including bonus compensation, in excess of $100,000 per annum; (b) relating to any independent contractor or other service provider that provides for compensation in excess of $100,000 per annum or (c) a contract related to the employment of any person that requires the Buyer to make any severance payment, retention payment or bonus or other payment contingent on the occurrence of a transaction;

(iii)    Contract or indenture relating to Indebtedness or to mortgaging, pledging or otherwise placing a Lien, other than a Permitted Lien, on any of the Purchased Assets;

(iv)    guaranty of any obligation, Indebtedness or Liability of another person;

(v)    lease or agreement under which Seller is lessee of, or holds or operates any Tangible Personal Property, for which the annual rental exceeds $100,000;

(vi)    lease or agreement under which Seller is lessor of or permits any third party to hold or operate any property (other than Real Property) for which the annual rental exceeds $100,000;

(vii)    coal sale agreement, or purchase order or commitment to sell or offer to sell coal;

(viii)    contract or group of related contracts with the same party for the sale or purchase of products (other than coal) or services, under which the undelivered balance of the products and services has a selling price in excess of $500,000 (other than purchase orders entered into in the ordinary course of business which can be cancelled immediately without penalty to Buyer);

(ix)    Contract prohibiting or restricting the ability of the Business to conduct its respective business, to compete in any line of business or to engage in any business or operate in any geographical area;

(x)    Contract that will require Buyer (after Closing) to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions;

(xi)    Contract related to the use of any Intellectual Property for or in the Business which requires annual payments in excess of $100,000 and all Contracts permitting other Persons to use or register any Intellectual Property that is included in the Purchased Assets or for which a transfer fee of more than $25,000 will be incurred;

(xii)    Contract with respect to a joint venture, joint development or partnership relationship;

(xiii)    Contract that involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case other than agreements for the purchase and sale of coal;

(xiv)    Contract for acquisitions of membership interests, capital stock, any equity interest or assets of another Person (whether by merger, membership transfer, or stock or asset purchase) or for any options to acquire the same;

(xv)    Contract for transportation services;

(xvi)    Contract to pay an “overriding royalty”;

(xvii)    Contract for contract mining; or

(xviii)    Contract to process, store, load, transport or otherwise handle coal produced by any other Person.

(b)    Buyer has been given access to a true and correct copy of all Assumed Contracts and DCS Contracts, including all amendments, waivers or other changes thereto.

(c)    With respect to each Assumed Contract, (i) such Assumed Contract is in full force and effect and is a valid and binding obligation of Seller and to Seller’s Knowledge, the other party or parties to such Contract and enforceable against Seller and to Seller’s Knowledge, the other parties to such Contract and (ii) Seller is not in material default under such Assumed Contract, and to Seller’s Knowledge, the other parties to the Assumed Contracts are not in material default thereunder. With respect to each DCS Contract, (i) such DCS Contract is in full force and effect and is a valid and binding obligation of DCS and is enforceable against DCS, and, to Seller’s Knowledge, such DCS Contract is a valid and binding obligation of, and is enforceable against, the other party or parties to such DCS Contract, and (ii) DCS is not in material default under such DCS Contract, and to Seller’s Knowledge, the other parties to the DCS Contracts are not in material default thereunder.

Section 3.09    Intellectual Property.

(a)    Schedule 3.09(a)(i) is a complete and correct list of all Intellectual Property used by Seller in the operation of the Business as currently conducted that is not included in the Purchased Assets (the “Excluded IP”). The Intellectual Property included in the Purchased Assets together with the Intellectual Property listed on Schedule 3.09(a)(i) constitutes all of the Intellectual Property used by the Seller in the operation of the Business as currently conducted. Schedule 3.09(a)(ii) sets forth the patents, registered trademarks, registered service marks, registered copyrights, internet domain names and pending applications for any of the foregoing registered or issued in the name of the Seller and used solely in the Business (the “Registered Intellectual Property”). Except as set forth on Schedule 3.09(a)(iii), (i) all registration, maintenance, renewal and other governmental fees, which are due and payable prior to the Closing Date with respect to the Registered Intellectual Property have been, or will be timely paid, and all necessary documents and certificates due to a Governmental Authority to register, maintain or renew such Registered Intellectual Property prior to the Closing Date have been, or will be, filed with the relevant patent, copyright, trademark or other applicable Governmental Authority, as the case may be, for the purposes of maintaining the Registered Intellectual Property; (ii) there are no Proceedings pending, or to Seller’s Knowledge threatened, before any Governmental Authority challenging the rights of Seller to any Registered Intellectual Property or any other Seller-Owned Purchased IP; and (iii) Seller has not granted to any third party any rights to use such Registered Intellectual Property.

(b)    All of the Third Party Licenses that are material to the conduct of the Business are set forth on Schedule 3.09(b) (“Licensed IP”). Except as set forth on Schedule 3.09(b), (i) Seller’s use of the Licensed IP for the Business is in material compliance with the applicable Third Party License; and (ii) there are no Proceedings pending before any Governmental Authority challenging the rights of Seller to use the Licensed IP in connection with the Business.

(c)    Seller solely owns all right, title and interest in and to all Registered Intellectual Property and all other Intellectual Property owned by Seller that is included in the Purchased Assets (collectively, the “Seller-Owned Purchased IP”), free and clear of all Liens. Except as set forth on Schedule 3.09(c), Seller owns or has a valid and enforceable license or other right to use the Intellectual Property that is included in the Purchased Assets, including the Licensed IP, for the conduct of the Business.

(d)    To Seller’s Knowledge, no Person is currently infringing on the Registered Intellectual Property. To Seller’s Knowledge, the Seller’s use of the Intellectual Property related to the Business as currently conducted does not infringe upon any rights any other Person owns or holds.

(e)    Except as set forth on Schedule 3.09(e), Seller has taken commercially reasonable steps to protect its rights in trade secrets and confidential information, in each case as they relate to the Business.

Section 3.10    Litigation. Except for (a) any matter, or series of related matters, involving a claim against the Business of less than $100,000, (b) Black Lung Claims, Workers’ Compensation Claims, and MSHA Violations, in each case occurring in the ordinary course of business, a listing of all of such claims occurring in the prior three (3) years having been provided to Buyer, and (c) matters set forth in Schedule 3.10, there is no Proceeding pending that relates to the Business as to which Seller has been served or has received notice or, to Seller’s Knowledge, that is threatened against or affecting Seller relating to the Business. Except as set forth in Schedule 3.10, there are no outstanding Orders and no unsatisfied judgments, penalties or awards against or affecting the Business or the Purchased Assets. Seller is in compliance with the terms of each Order set forth in Schedule 3.10 in all material respects. To Seller’s Knowledge, no event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Order.

Section 3.11    Employee Benefit Plans.

(a)    Except as listed on Schedule 3.11(a), Seller and its Affiliates do not maintain or contribute to any “pension plans” (as defined under Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the “Pension Plans”), “welfare plans” (as defined under Section 3(1) of ERISA) or any other Employee Benefit Plan, program or arrangement (collectively, the “Plans”), in each case, with respect to which any current or former officer, employee or director of Seller participates. Each such Plan that is intended to be qualified under Section 401(a) of the Code has been timely amended to conform with all applicable requirements of the Code, and has received a favorable determination letter or is the subject of an opinion or advisory letter from the Internal Revenue Service as to its qualification under that section of the Code. All Plans comply in form and in operation in all material respects with the requirements of the Code and ERISA, in each case to the extent applicable. With respect to each Plan, Seller has made available to Buyer accurate, current and complete copies of each of the following: (i) the plan document together with all amendments or, with respect to oral Plans, a written summary of all material plan terms; and (ii) copies of any summary plan descriptions, summaries of material modifications and employee handbooks. No Plan has terms requiring assumption by Buyer.

(b)    Nothing has occurred with respect to any Plan that has subjected or could reasonably be expected to subject Seller or any of its ERISA Affiliates or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a penalty under Section 502 of ERISA or to a tax or penalty under Section 4975 through 4980 of the Code. All benefits, contributions and premiums relating to each Plan that have become due and payable have been timely paid in accordance with the terms of such Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Plan have been paid, accrued or otherwise adequately reserved by Seller and its Affiliates to the extent required by, and in accordance with GAAP. Except as disclosed on Schedule 3.11(b), neither Seller nor any of its ERISA Affiliates has (i) incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title I or Title IV of ERISA or related provisions of the Code or applicable local Law relating to employee benefit plans, other than with respect to withdrawal from the Pension Plan; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) withdrawn from any Plan; or (iv) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA.

(c)    With respect to each Plan, except as set forth in Schedule 3.11(c), (i) no such plan is a Multiemployer Plan, and (A) all contributions required to be paid by Seller or its ERISA Affiliates have been timely paid to the applicable Multiemployer Plan, and (B) neither Seller nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied; (ii) no such Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iii) no Proceeding has been initiated by the Pension Benefit Guaranty Corporation to terminate any such Plan or to appoint a trustee for any such Plan; (iv) no such Plan is subject to the minimum funding standards of Section 412 of the Code or Title IV of ERISA, and none of the Purchased Assets is, or may reasonably be expected to become, the subject of any Lien arising under Section 302 of ERISA or Section 412(a) of the Code, and (v) no “reportable event,” as defined in Section 4043 of ERISA, has occurred with respect to any such Plan. Notwithstanding anything to the contrary, the Seller makes no representations about any Multiemployer Plan except for the representations made in Section 3.11(c)(i)(A) and (B); the Seller’s representations in Section 3.11(c)(ii) through (v) do not apply to any Multiemployer Plan.

(d)    There is no pending or, to Seller’s Knowledge, threatened Proceeding relating to a Plan (other than routine claims for benefits), and no Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority; provided, however, that this representation is to Seller’s Knowledge as to any Multiemployer Plan.

(e)    Other than the Modified CBA, there has been no amendment to, or, to Seller’s Knowledge, any announcement by Seller or any of its Affiliates relating to any Plan or collective bargaining agreement that would materially increase Buyer’s annual expense of maintaining such plan above the level of the expense incurred by Seller for the most recently completed fiscal year of the Business. To Seller’s Knowledge, neither Seller nor any of its Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, consultant or independent contractor of the Business to adopt, amend, modify or terminate any Plan or any collective bargaining agreement, other than the Modified CBA or Drummond CBA.

(f)    Each Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including, notices, rulings and proposed and final regulations) thereunder. Seller does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(g)    Except as disclosed on Schedule 3.11(g) or set forth in this Agreement, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Business to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) increase the amount payable under or result in any other material obligation pursuant to any Plan; (iv) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (v) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.

Section 3.12    Insurance. Schedule 3.12 lists each insurance policy maintained by Seller that provides coverage for or in respect of the Business or the Purchased Assets. All such insurance policies are in full force and effect and will continue to be in full force and effect through Closing. To Seller’s Knowledge, Seller is not in material default with respect to its obligations under any such insurance policies. Except as set forth on Schedule 3.12, there are no material claims related to the Business pending under any such Insurance Policies as to which coverage has been denied or in respect of which Seller has received written notice from the applicable insurer of the insurer’s reservation of its right to deny coverage with respect to such claim.

Section 3.13    Compliance with Laws; Permits. Except as set forth on Schedule 3.13(a) and except for matters which are the subject of MSHA Proceedings occurring in the ordinary course of business, since January 1, 2015, Seller’s operation of the Business has been in material compliance with all applicable Laws (including, without limitation, all anti-corruption, anti-bribery, anti-money laundering, trade compliance and economic sanction Laws, Environmental Laws and Permits), except for instances of non-compliance that would not, individually or in the aggregate, reasonably be expected to be material to the Business. To Seller’s Knowledge, no events have occurred which have or could result in material non-compliance with any applicable Law with respect to the Business. Schedule 3.13(b) lists all material Permits related to the Business, including the names of the Permits and their respective dates of issuance and expiration. All material Permits required to conduct the Business as currently conducted have been obtained and are valid and in full force and effect and are held by Seller. All fees and charges currently due with respect to such Permits have been paid in full. To Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or material limitation of any such Permit, and timely applications have been submitted, where required, for the renewal of such Permit. Seller has provided reasonable access to Buyer of all applications, communications from Governmental Authorities, audits, and reports relating to such Permits that are in Seller’s possession. Schedule 3.13(c) sets forth a true and complete list of all assets, bonds, letters of credit, financial assurance or other collateral pledged to any Governmental Authority with respect to the Permits. Schedule 3.13(d) sets forth a true, correct and complete list of all of the currently pending citations, Orders, notices of non-compliance and notices of violation or pattern of violations with respect to all mine safety and health Laws received by Seller (and in the context of this Section 3.13 “Seller” includes any operator of any of the mines identified by any of the MSHA ID numbers related to the Shoal Creek Mine) from any applicable Governmental Authority with respect to the Business, other than those which have been fully resolved. Seller is not currently subject to any cessation orders, cease and desist orders, closure orders, consent orders, consent decrees or show cause orders issued by any Governmental Authority with respect to the Business.

Section 3.14    Real Property.

(a)    Schedule 3.14(a)(i) contains a complete and accurate list of all (i) deeds conveying fee simple interests in the real property material to the Business, including mineral rights material to the Business, in which Seller is a grantee (the “Owned Real Property”); (ii) leases for real property material to the Business, including mineral rights to which Seller is a party as lessee (each a “Lease” and collectively “Leases”); and (iii) rights of way, easements and other documents material to the Business granting use of real property or property rights (other than Mining Permits) to Seller ((i), (ii) and (iii) are collectively, the “Real Property”). For the avoidance of doubt, the Real Property shall not include any rights with respect to the real property listed and depicted on Schedule 3.14(a)(ii) (the “Excluded Real Property”). Schedule 3.14(a)(iii) depicts in a reasonably accurate manner the location and boundaries of all material Real Property. Seller has delivered or made available to Buyer complete and accurate copies of all of the instruments constituting Real Property. Seller has made available to Buyer all title insurance policies, title abstracts, maps and surveys material to the Real Property in the possession of Seller relating to such Real Property, provided however, Seller does not make any representation or warranty as to the accuracy, effectiveness, applicability or completeness of any such documents or any documents referenced within any such documents. Schedule 3.14(a)(i), Schedule 3.14(a)(ii) and Schedule 3.14(a)(iii) collectively describe all material real property and interests in real property, including coal and other mineral, water and surface rights, easements, rights of way and options, reasonably necessary to Seller’s Knowledge for the operation of the Business as currently conducted. Seller has good and marketable title to the fee simple interests to be conveyed as the Owned Real Property for its use as part of the Business as currently conducted, subject to applicable Permitted Liens and all matters set forth on the respective Deed for any such fee simple interests, provided, however, with respect to the foregoing representation, Seller makes such representation only as against the lawful claims of all persons claiming by, through or under Seller but not otherwise. Seller has not received any written notice of any intention to terminate, not renew or challenge the validity or enforceability of any Lease.

(b)    Except as set forth on Schedule 3.14(b), Seller has not received any written notice from any lessor under any Lease stating that Seller is in default in any material respect under any such Lease.

(c)    Except as set forth on Schedule 3.14(c):

(i)    To Seller’s Knowledge, other than the rights of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Real Property or any portion thereof or interest therein that have been granted by Seller. There are no Contracts entered into by Seller and pursuant to which Seller is the grantor granting any Person the right to use or occupy any portion of the Real Property in a manner that materially adversely affects the operation of the Business.

(ii)    Seller has not received any written notice from any party of any condemnation, expropriation or other Proceeding in eminent domain, pending or threatened, affecting any parcel of Real Property or any portion thereof or interest therein.

(iii)    Seller has received no written notice that the current use and occupancy of the Real Property and the operation by Seller of the Business as currently conducted thereon violate any easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting such Real Property.

(iv)    No written notice of any material increase in the assessed valuation of the Real Property and no written notice of any contemplated special assessment has been received by Seller and, to Seller’s Knowledge, there is no threatened special assessment pertaining to any of the Real Property, in each case that would be material.

(d)    Except for the Excluded Real Property, Seller does not own or lease any real property other than the Real Property with respect to the Business. To Seller’s Knowledge, since January 1, 2016, Seller has not received any written notice of violation or written claimed violation of any applicable building, zoning, subdivision and other land use or similar Law in connection with the use and operation of the Real Property.

(e)    Seller has made available to Buyer information pertaining to drilling programs, geological data and core samples in its possession or under its control that pertain to the Shoal Creek Mine, and such information set forth in the reports is accurate and complete in all material respects. Seller has made available to Buyer reports as requested of the coal quality of the coal reserves of the Shoal Creek Mine. To Seller’s Knowledge, there are no facts or circumstances that would render any of such program information, data and studies inaccurate as of the date hereof and as of the Closing Date with respect to any facts or circumstances unique to the coal reserves that are a part of the Shoal Creek Mine.

(f)    Seller has made reasonably available to Buyer true and complete copies of geological surveys and data, logs, test hole locations, monitoring well locations, reserve data, coal measurements, lithologic data, coal reserve calculations, mine plans, adjacent, above, below, and/or abandoned mines, equipment productivity and cost data, engineering studies, seismic records, shot points, field notes, interpretations and programs and all other seismic, technical, geological and geophysical information, data, reports and studies prepared by or on behalf of the Seller or within the possession, custody or control of the Seller with respect to the Shoal Creek Mine to the extent such materials may have been requested by the Buyer in writing.

Section 3.15    Environmental Compliance and Conditions.

(a)    Solely with respect to the Business and the Real Property, and except as set forth on Schedule 3.15:

(i)    within the last three (3) years, Seller has materially complied with and is in material compliance with all applicable Environmental Laws;

(ii)    Seller has obtained, materially complied with and is in material compliance with all Environmental Permits required for the ownership and operation of the Business and such Environmental Permits are in full force and effect, and Seller has timely filed for renewal of such Environmental Permits. Neither Seller nor the Business has received any written communication or other information that indicates that any pending applications for Environmental Permits or proposed program or action plans required pursuant to Environmental Law or Environmental Permits will not be approved;

(iii)    there are no air contaminant emission sources at the Shoal Creek Mine that require a permit under Environmental Law;

(iv)    there are no written claims or Proceedings pursuant to any Environmental Law pending or, to Seller’s Knowledge, threatened, against Seller that relate to the Business that has not been or will not be resolved as of the Closing;

(v)    there are no pending challenges by any third parties including any community members, seeking to cease, prevent or limit the operation of the Business;

(vi)    other than as customary or required in the normal course of coal mining operations and related activities of the type conducted or previously conducted on such Real Property, to Seller’s Knowledge, none of the Real Property is otherwise used to produce, manufacture, process, generate, store, use, handle, recycle, treat, dispose of, manage, ship or transport Hazardous Materials;

(vii)    since January 1, 2015, Seller has not received written notice from any Governmental Authority that it is liable or potentially liable under Section 107(a) of CERCLA or any similar Environmental Law for any matter that relates the Business that has not been or will not be resolved as of the Closing;

(viii)    to Seller’s Knowledge, all Hazardous Materials generated, used, handled, transported, disposed, of treated or stored by Seller on any Real Property have been generated, used, handled, transported, disposed of, treated or stored, as the case may be, in compliance in all material respects with all applicable Environmental Laws;

(ix)    Seller has received approval from MSHA for the storage of fine refuse at Impoundment H consistent with the March 2017 Proposed Fine Refuse submittal to MSHA and, to Seller’s Knowledge, no events have occurred which have or could result in Impoundment H not being available for use for fine refuse storage as needed under Seller’s current mine plans or otherwise materially limit the anticipated future use of Impoundment H as proposed in the March 2017 MSHA submittal;

(x)    to Seller’s Knowledge, there have been no releases, threatened releases, disposals, discharges, deposition of Hazardous Materials to the Real Property other than in in material compliance with applicable Environmental Laws; and

(xi)    to Seller’s Knowledge, there are no underground storage tanks located on any Real Property.

(b)    Except as set forth on Schedule 3.15, Seller maintains in full force and effect all Environmental Permits and all bonds, reclamation bonds, letters of credit and other financial assurances that are required by Environmental Laws to be maintained with respect to the Business.

(c)    Seller has provided Buyer with copies of all written communications from Governmental Authorities (other than MSHA) relating to the Business or the Purchased Assets regarding noncompliance with Environmental Law received since January 1, 2015 including, but not limited to, any written communications regarding noncompliance with worker safety regulations.

Section 3.16    Employment and Labor Matters.

(a)    Schedule 3.16(a) contains a list of all individuals who are Employees as of the Effective Date and who provided services to the Business, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) target annual commission, bonus or other incentive-based compensation; (vi) status as exempt or non-exempt from overtime laws, and (vii) whether represented by a union. Schedule 3.16(a) also contains a list of all individuals serving as independent contractors as of the Effective Date providing services to the Business and the consulting compensation paid to each such contractor. Except as set forth in Schedule 3.16(a), all compensation, including wages, commissions and bonuses, payable to all employees, independent contractors or consultants of Seller for services performed have been paid in full and there are no outstanding agreements, understandings or commitments of with respect to any compensation, commissions or bonuses other than as set forth on Schedule 3.08. Except as set forth on Schedule 3.16(a), as of the Effective Date, (i) Seller is not a party to or bound by any collective bargaining or labor union agreement with respect to Employees,

(ii) Seller is not currently experiencing and has not experienced any strike or slowdown within the past three years, by or with Employees and (iii) to Seller’s Knowledge, there are no campaigns underway by any union to represent under a collective bargaining agreement any Employees.

(b)    Listed on Schedule 3.16(b) hereto are all of the Labor and Employment Disputes and Union Grievances which are pending on the date of this Agreement.

(c)    Seller is and has been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All service providers of the Seller related to the Business characterized and treated as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour Laws are properly classified in all material respects. There are no Proceedings pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator against Seller by applicants for employment or in connection with the employment of any current or former Employees, consultants, or independent contractors of Seller, in each case as it relates to the Business, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment related matter arising under applicable Laws.

(d)    To the Knowledge of the Seller, each employee of the Seller working in the United States is a United States citizen or has a current and valid work visa or otherwise has the lawful right to work in the United States. The Seller has in its files a Form I-9 that, to the Knowledge of the Seller, was completed in accordance with applicable Law for each employee of the Seller or whom such form is required under applicable Law.

Section 3.17    Brokerage. Except as set forth on Schedule 3.17, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Seller.

Section 3.18    Solvency. Immediately after giving effect to the transactions contemplated hereby, Seller shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent Liabilities); and (c) have adequate capital to carry on its business.

Section 3.19    Customers and Suppliers.

(a)    Schedule 3.19(a) sets forth (i) each customer who has paid aggregate consideration to Seller for goods or services rendered related to the Business in an amount greater than or equal to $1,000,000 for the most recent completed fiscal year (collectively, the “Material Customers”).

(b)    Schedule 3.19(b) sets forth (i) each supplier of the Business to whom Seller has paid consideration for goods or services rendered related to the Business in an amount greater than or equal to $1,000,000 for the most recent completed fiscal year (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such completed fiscal year.

(c)    Since June 30, 2017, Seller has not engaged in any material dispute related to the Business with any Material Customer or Material Supplier, and no Material Customer or Material Supplier has notified Seller that it intends to terminate or materially alter its relationship with the Business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 4.01    Organization and Power. Buyer is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full limited liability company power to enter into this Agreement and perform its obligations hereunder.

Section 4.02    Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement and each other Transaction Document to which Buyer is a party by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite limited liability company action on the part of Buyer, and no other proceedings on Buyer’s part are necessary to authorize the execution, delivery or performance of this Agreement or any other Transaction Document to which Buyer is a party. Assuming that this Agreement is a valid and binding obligation of Seller, this Agreement constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. When each other Transaction Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto) such Transaction Document will constitute a legal and binding obligation of Buyer, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 4.03    No Breach. The sale, assignment, transfer and conveyance of the Purchased Assets by Seller to Buyer will not conflict with or result in any material breach of, constitute a material default under, result in a material violation of, result in the creation of any material Lien upon the assets of Buyer, or require any material authorization, consent, approval, exemption or other material action by or notice to any Governmental Authority or other third party, under the provisions of Buyer’s certificate of formation and operating agreement or any Law to which Buyer is subject other than (a) any such breaches, defaults, violations or rights that would not have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement, (b) any such authorizations, consents, approvals, exemptions or other actions (i) required under the Antitrust Laws, (ii) that may be required by reason of Seller’s participation in the transactions contemplated hereby or (iii) the failure of which to obtain would not have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

Section 4.04    Litigation. There is no Proceeding pending or, to Buyer’s knowledge, threatened against Buyer, at law or in equity, or before or by any Governmental Authority, which would have a material adverse effect on Buyer’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby. Buyer is not subject to any Order which would conflict with, or have a material adverse effect on Buyer’s ability to perform its obligations under, this Agreement or to consummate the transactions contemplated hereby.

Section 4.05    Anti-Terrorism Laws. Neither Buyer nor any Buyer Related Party is: (a) a Person with whom Seller is restricted from doing business under Executive Order No. 13224 or any other Anti-Terrorism Law; (b) engaged in any business involved in making or receiving any contribution of funds, goods or services to or for the benefit of such a Person or in any transaction that evades or avoids, or has the purpose of evading or avoiding, the prohibitions set forth in any Anti-Terrorism Law; or (c) otherwise in violation of any Anti-Terrorism Law.

Section 4.06    Brokerage. Except as set forth on Schedule 4.06, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.

Section 4.07    Financing; Immediately Available Funds. Buyer has, on the Effective Date, the financial capability and all sufficient cash on hand necessary to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein, and will have all such capability as of the Closing Date. Buyer affirms that it is not a condition to Closing or to any of its obligations under this Agreement that Buyer obtains financing for the transactions contemplated by this Agreement.

Section 4.08    Solvency. Upon consummation of the transaction contemplated hereby, Buyer will not (a) be insolvent or left with unreasonably small capital, (b) have incurred debts, including but not limited to debts and obligations assumed as contemplated by this Agreement, beyond its ability to pay such debts as they mature or (c) have liabilities in excess of the reasonable market value of its assets.

Section 4.09    Plant Closings and Mass Layoffs. Buyer does not currently plan or contemplate any plant closings, reduction in force, or terminations of employees of Seller with respect to the Business that would trigger obligations under the WARN Act or similar Laws.

Section 4.10    Investigation. Buyer acknowledges that it is relying on its own independent investigation and analysis in entering into the transactions contemplated hereby. Buyer is knowledgeable about the industries in which Seller operates (including the Business) and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of the investment for an indefinite period of time. Buyer has been afforded access to the books and records, facilities and personnel of Seller and the Business for purposes of conducting a due diligence investigation of the Purchased Assets, Shoal Creek Mine and the Business. As of the Effective Date, the executive officers of Buyer do not have any actual knowledge, without any duty of inquiry or investigation, that the representations and warranties of Seller contained in Article III of this Agreement would be inaccurate to such a degree as to fail to satisfy the closing condition set forth in Section 2.02(a).

Section 4.11    Licenses and Permits. Buyer has or, as of immediately following the Closing, will have, obtained all Permits necessary for Buyer to own the Purchased Assets, and own and operate the Business as conducted as of the Closing.

Section 4.12    Compliance with Laws. Except for any noncompliance with respect to the Purchased Assets that exists as of the Closing Date, as of immediately following the Closing, Buyer’s ownership of the Purchased Assets, and ownership, operation and carrying on and Business will be in compliance with all applicable Laws (including, without limitation, all Permits necessary to own the Purchased Assets, and own and operate the Business).

Section 4.13    No Foreign Ownership. Buyer is not owned by any foreign government, agency of a foreign government, or representative of a foreign government, nor any business enterprise or other entity organized, chartered or incorporated under the laws of any country other than the United States or its territories.

ARTICLE V

CERTAIN COVENANTS OF THE PARTIES

Section 5.01    Conduct of the Business. From the Effective Date until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 6.01, except as set forth in Schedule 5.01 or otherwise provided for by this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall use its commercially reasonable efforts to conduct the Business in the ordinary course of business consistent with past practice; provided that, the foregoing notwithstanding, Seller may use or distribute all Cash prior to the Closing for any purpose. Without limiting the foregoing, from the date hereof until the Closing Date, Seller shall:

(a)    use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Business and to preserve the goodwill and relationships of the employees, customers, suppliers, and regulators of the Business;

(b)    preserve and maintain all of the Permits used in the Business, including the Mining Permits;

(c)    cause the Tangible Personal Property to be maintained in substantially the same condition, in the aggregate, as it was on the date of this Agreement, subject to reasonable wear and tear;

(d)    fulfill any orders for coal from customers in a manner that is consistent with past practices;

(e)    perform, in all material respects, all of its obligations under all Contracts relating to the Business;

(f)    maintain its books and records related to the Business in accordance with past practice;

(g)    comply in all material respects with all applicable Laws with respect to the Business;

(h)    refrain from subjecting any material portion of the Purchased Assets to any Lien, except for Permitted Liens;

(i)    refrain from entering into, amending waving any material right with respect to, or terminating (excluding, for the avoidance of doubt, by permitting expiration in accordance with its terms) (A) any Material Contract, DCS Contract or Lease (or any contract which would, if it were in existence on the date hereof, be required to be set forth as a Material Contract or Lease), other than in the ordinary course of business consistent with past practice and (B) any contract set forth on Schedule 5.01(i) hereto, provided that nothing in this Section 5.01(i) shall restrict the exercise by Seller of its contractual remedies under any Material Contract, DCS Contract or Lease for breach or default by a counterparty thereto;

(j)    maintain the Real Property in a manner and consistent with its current practices, provided that Seller shall not be responsible for any capital improvements or repairs to the Real Property, except as required by any Lease or other Contract with respect thereto, and not transfer, sell, mortgage, pledge, encumber, or otherwise dispose of the Real Property, or any portion thereof; and

(k)    not implement or effect any material reduction in labor force or lay-off, other than as Seller determines may be reasonably required in its sole business judgment after giving notice to Buyer at least 2 Business Days prior to implementation thereof.

Section 5.02    Efforts to Close. The Parties shall use commercially reasonable efforts to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each Party shall: (i) make any filings and give any notices required to be made or given by such Party in connection with the transactions contemplated by this Agreement; (ii) use commercially reasonable efforts to obtain any consent required to be obtained (pursuant to any applicable Laws, contract or otherwise) by such Party in connection with the transactions contemplated by this Agreement; and (iii) use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the transactions contemplated by this Agreement. Except as set forth in Section 5.09 and consistent with the Laws governing the exchange of information, each Party shall promptly deliver to the other a copy of each such filing made, each such notice given and each such consent obtained.

Section 5.03    Conditions. Seller and Buyer shall use commercially reasonable efforts to cause the conditions set forth in Section 2.01, and Section 2.02 and Section 2.03 respectively, to be satisfied, and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Section 2.01, Section 2.02 and Section 2.03 (other than those to be satisfied at the Closing).

Section 5.04    Exclusive Dealing; Access. During the period from the Effective Date through the Closing Date or the earlier termination of this Agreement pursuant to Section 6.01:

(a)    Seller shall not, and cause its Affiliates not to, take any action to encourage, initiate or engage in negotiations with, or enter into an agreement with, any Person (other than Buyer and its authorized representatives (“Buyer’s Representatives”)) concerning any purchase, in whatever form, of all or substantially all of the Purchased Assets, or similar transaction with respect to the Shoal Creek Mine or the Business, in each case, other than the sale of Coal Inventory in the ordinary course of business. Seller shall immediately cease, and shall cause its Affiliates and agents to immediately cease, all existing discussions or negotiations with any Persons conducted heretofore with respect to any purchase, in whatever form, of all or substantially all of the Purchased Assets, or similar transaction with respect to the Shoal Creek Mine or the Business.

(b)    Upon reasonable advance notice from Buyer, Seller shall (i) afford Buyer and Buyer’s Representatives reasonable access to the Purchased Assets, Shoal Creek Mine and Business and (ii) furnish to Buyer and Buyer’s Representatives such additional financial and operating data and other information regarding the Purchased Assets, Shoal Creek Mine and Business as Buyer may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at Buyer’s sole cost and expense, during normal business hours, under the supervision of Seller’s personnel and in such a manner as not to interfere with the normal operations of the businesses of Seller and its Affiliates. Notwithstanding anything herein to the contrary, Seller shall not be required to disclose any information to Buyer or Buyer’s Representatives if such disclosure would, in Seller’s reasonable discretion, (x) without limiting Seller’s obligations to provide information to Buyer’s outside counsel under Section 5.09, cause specific competitive harm to Seller or its Affiliates and their respective businesses if the transactions contemplated hereby are not consummated, (y) jeopardize any attorney-client or other legal privilege or (z) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the Effective Date. For clarity, neither Buyer nor any of Buyer’s Representatives shall contact or communicate with the employees, customers, suppliers and other business relations of Seller in connection with the transactions contemplated by this Agreement without prior consultation with and written approval of Seller. Notwithstanding anything herein to the contrary, except as set forth in Section 5.09, Seller may withhold any document or information that is subject to the terms of a confidentiality agreement or portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as reasonably determined by the Seller, might reasonably be expected to result in, or result in the appearance of, an antitrust violation. Notwithstanding anything herein to the contrary, Seller shall not be required to disclose any communications, documents or information to Buyer or Buyer’s Representatives that are subject to attorney-client privilege.

(c)    The Parties agree that the rights and remedies for noncompliance with Section 5.04(a) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that monetary damages would not provide an adequate remedy to Buyer.

Section 5.05    NDA; Confidentiality.

(a)    The terms of the Non-Disclosure Agreement are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Non-Disclosure Agreement and the obligations of Buyer thereunder shall terminate; provided, however, that the Non-Disclosure Agreement shall remain in force and shall not terminate with respect to that portion of the Evaluation Material (as defined in the Non-Disclosure Agreement) relating to the Excluded Assets or otherwise not exclusively relating to the Business. If this Agreement is, for any reason, terminated prior to the Closing, the Non-Disclosure Agreement shall nonetheless continue in full force and effect.

(b)    For a period of five years after the Closing Date, and solely to the extent such Evaluation Material is a Purchased Asset, Seller and its Affiliates will treat and hold as such any Evaluation Material (as defined in the Non-Disclosure Agreement). Notwithstanding the foregoing, no such information shall be Evaluation Material to the extent that it (i) is or becomes generally available to the public through no fault of Seller or its Affiliates, (ii) is lawfully acquired by Seller or any Affiliate of a Seller from and after the Closing from sources which, to Seller’s Knowledge, Seller or such acquiring Affiliate are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, or (iii) is, for avoidance of doubt, an Excluded Asset. In addition, it shall not be a violation of this Section 5.05 for Seller or its Affiliates to disclose Evaluation Material (1) as required by any requirements of Law or legal process or (2) as reasonably necessary for Seller or its respective Affiliates to manage or discharge the Excluded Liabilities, including without limitation to disclose Evaluation Material to legal and financial advisors and potential financing sources or (3) in connection with the preparation and delivery of financial statements of Seller and/or its Affiliates. If Seller or any of its Affiliates are compelled to disclose any Evaluation Material by judicial or administrative process or by other requirements of Law in connection with clause (1) above, Seller shall promptly notify Buyer in writing, and Seller shall, or shall cause such Affiliate to, only disclose that portion of the information which it is advised by its counsel is legally required to be disclosed.

Section 5.06    Updates; Notification. From the Effective Date until the Closing Date, Seller may disclose to Buyer in writing (in the form of updated Disclosure Schedules) any material variances from the representations and warranties contained in Article III, and of any other fact or event that constitutes a breach of the covenants or agreements in this Agreement made by Seller. The disclosures shall amend and supplement the appropriate Disclosure Schedules delivered on the Effective Date; provided that, the disclosures shall not be deemed to amend and supplement the appropriate Disclosure Schedules for purposes of the conditions to closing set forth in Section 2.02(a) or Buyer’s ability to terminate this Agreement pursuant to Section 6.01(b). Without limiting the foregoing, any misrepresentation or breach of representation by the Seller arising out of any action taken after the Effective Date and prior to the Closing Date at the request of or with the consent of the Buyer shall be deemed to have been cured by the act of such request or consent for all purposes under this Agreement, without delivery of any supplement to the Disclosure Schedules or other action on the part of the Seller, and Buyer shall not have any claim against any Seller Related Party or any other Person for any such breach or inaccuracy.

Section 5.07    Personnel Matters.

(a)    Because a majority of the Re-Hired Employees who will be employed by Buyer will be the former Union Employees of Seller, Buyer agrees that immediately upon the Closing, Buyer will become signatory to the United Mine Workers of America (“UMWA”) Modified Bituminous Coal Wage Agreement of 2018, as modified by the letters set forth on Schedule 5.07(a) and duly ratified by the Union Employees (collectively, the “Modified CBA”), and will assume all obligations and liabilities under the Modified CBA only insofar as such Modified CBA applies to the operation of the Shoal Creek Mine (and, for the avoidance of doubt, Buyer shall not be deemed to have adopted the Modified CBA for purposes of application to any operations relating to any mine other than the Shoal Creek Mine). Subject to the Modified CBA, Buyer will recognize the UMWA and the Locals as the collective bargaining representatives of the Re-Hired Union Employees upon Closing. The Modified CBA will be substantially similar to the Drummond CBA but will have been amended to reflect those enumerated changes set forth in Schedule 2.01(d), unless a change or changes are waived by the Buyer as a condition to close. Seller shall keep Buyer apprised of the negotiations with UMWA and will periodically deliver drafts of the Modified CBA to Buyer for its review and comment.

(b)    “Union Employees” mean Seller’s Employees who are covered by the Drummond CBA or the Modified CBA and were immediately prior to the Closing Date (i) actively at work in connection with the Business, (ii) off work and receiving sickness and accident, long-term disability or workers’ compensation benefits in connection with the Business, (iii) on another leave of absence approved by Seller in connection with the Business or (iv) on layoff with recall rights as provided under the Drummond CBA. Buyer agrees to make offers of employment to Union Employees actively at work consistent with the requirements of the Modified CBA with such offers providing for employment effective on the Closing Date. Buyer further agrees to make offers of employment to those Union Employees who are not actively at work as soon as they are able to return to work consistent with the requirements of the Modified CBA. Union Employees who are employed by Buyer after the Closing Date will be referred to as “Re-Hired Union Employees.”

(c)    “Nonunion Employees” mean Seller’s Employees who are not subject to the Drummond CBA or the Modified CBA nor on the Excluded Employees List and were immediately prior to the Closing Date (i) actively at work in connection with the Business or (ii) on short-term disability in connection with the Business. Buyer agrees to make offers of employment to substantially all of the Nonunion Employees, effective on the Closing, on terms and conditions of employment that Buyer establishes in its sole discretion. Nonunion Employees who accept Buyer’s offer are employed by Buyer after the Closing Date will be referred to as “Re-Hired Nonunion Employees.”

(d)    Re-Hired Nonunion Employees and Re-Hired Union Employees will collectively be referred to as “Re-Hired Employees.”

(e)    Buyer will pay and provide, in its discretion (or as required by the Modified CBA for Re-Hired Union Employees), the Re-Hired Employees with wages and fringe benefits through employee benefit plans and programs established by Buyer.

(f)    Buyer will provide and administer all required notices and benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) to all Re-Hired Employees resulting from any loss of or change in coverage after they become Re-Hired Employees. Seller will provide all required notices and benefits under COBRA resulting from any loss of or change in coverage to (A) all of its Employees who do not become Re-Hired Employees, and (B) all Re-Hired Employees before they become Re-Hired Employees.

(g)    With respect to the Re-Hired Employees, Buyer will have full responsibility for compliance or non-compliance with the WARN Act, and any other similar statutes or regulations of any jurisdiction relating to any plant closing or mass layoff that occurs after the Closing Date. Notwithstanding anything to the contrary in this Agreement, Buyer is solely responsible for any claims, lawsuits, liabilities, obligations, Labor and Employment Disputes and Union Grievances arising from any layoff of Re-Hired Employees that Buyer implements after the Closing Date.

(h)    Obligations for any action, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, examination, investigation or Damages arising out of or relating to “pneumoconiosis,” as such term is defined in 20 CFR § 718.201, including any of the foregoing brought under the Federal Coal Mine Health and Safety Act, as amended, the Black Lung Benefits Act, title 30 of the United States Code, sections 901 et seq., the Black Lung Benefits Reform Act of 1977, Pub. L. No. 95-239, 92 Stat. 95 (1978), the Black Lung Benefits Amendments of 1981, Pub. L. No. 97-119, 95 Stat. 1643, and the Black Lung Consolidation of Administrative Responsibility Act, Pub. L. No. 107-275, 116 Stat. 1925, Section 1556 of the Patient Protection and Affordable Care Act, or Pub. L. No. 111-148, § 1556, 124 Stat. 119 (collectively, “Black Lung Claims” or “Black

Lung Benefits”), for current and former employees of Seller and their dependents, heirs, beneficiaries, successors and assigns (collectively, “Claimants”) will be treated as follows:

(i)    With regard to Black Lung Claims made, or Black Lung Benefits sought, by Claimants who are not, or are not claiming on behalf of, Re-Hired Employees, Seller will be solely responsible for, and shall indemnify Buyer for all Damages incurred by Buyer in connection with, the administration, defense and payment of expenses and fees in connection with Black Lung Claims, and full payment of Black Lung Benefits awarded on behalf of or with respect to such claims.

(ii)    With regard to Claimants who are, or are claiming on behalf of, Re-Hired Employees, Seller will be solely responsible for, and shall indemnify Buyer for all Damages incurred by Buyer in connection with, the administration, defense and payment of expenses and fees in connection with Black Lung Claims of, and full payment of Black Lung Benefits awarded on behalf of or with respect to such Claimants where the Re-Hired Employee worked for Buyer for less than one year when the claim was filed.

(iii)    With regard to Claimants who are, or are claiming on behalf of, Re-Hired Employees, Buyer will be solely responsible for, and shall indemnify Seller for all Damages incurred by Seller in connection with, the administration, defense and payment of expenses and fees in connection with Black Lung Claims of, and full payment of Black Lung Benefits awarded on behalf of or with respect to such Claimants where the Re-Hired Employee worked for Buyer for at least one year when the claim was filed.

(i)    With respect to worker’s compensation claims and benefits arising under the Workers’ Compensation Laws of the State of Alabama or any other applicable state, and any and all other claims or benefits for injuries or occupational diseases arising under any Law and not covered by Section 5.07(h) (“Workers’ Compensation Claims”), (i) Seller will be responsible for, and shall indemnify Buyer for all Damages incurred by Buyer in connection with, all Liabilities with respect to (A) Seller’s employees and former employees who do not become Re-Hired Employees, and (B) the Re-Hired Employees where the date of injury or last date of exposure was on or prior to the Closing Date, and (ii) Buyer will be responsible for, and shall indemnify the Seller for all Damages incurred by Seller in connection with, all Liabilities with respect to any Re-Hired Employees where the date of injury or last date of exposure was solely after the Closing Date.

(j)    From the date of this Agreement and following the Closing Date, Buyer and Seller will each keep the other Party or Parties informed, as is reasonably practicable, concerning the administration, defense and resolution of all Labor and Employment Disputes and Union Grievances related to the Purchased Assets and/or any Re-Hired Employees. For purposes of this agreement “Labor and Employment Disputes and Union Grievances” means any labor and employment dispute (excluding Black Lung Claims, and Workers’ Compensation Claims), including lawsuits, unfair labor practice charges, claims or charges before any Governmental Authority, investigations undertaken or threatened by any Governmental Authority, Proceedings before the Chairman of the Labor Management Policy Committee under Article II of the Drummond CBA, and grievances at Step 2 or higher under the Drummond CBA.

Seller shall remain responsible for any Liabilities and shall receive the benefit of any awards or payments, if any, resulting from any Labor and Employment Disputes and Union Grievances or any applicable state or federal labor or employment Law or administrative regulation that (i) relate to Seller’s employees or former employees who do not become Re-Hired Employees, and (ii) relate to Seller’s employees or former employees who become Re-Hired Employees, but the relevant events occurred before the Closing Date; provided that if acts or omissions regarding the Re-Hired Employees continue or occur after the Closing Date, Buyer shall be liable and receive the benefit of any award or payments on a pro rata basis based upon the extent to which its acts or omissions relating to the period on and after the Closing Date contributed to such Liabilities.

(k)    The administration, defense and resolution of all Labor and Employment Disputes and Union Grievances initiated prior to the Closing Date or related to the period prior to the Closing Date shall be conducted by Seller in its sole discretion, and the costs and expenses of such defense shall be borne by Seller. Any Liabilities for, or rights under, any final judgment, order, decision or award order or award with respect to any such Labor and Employment Disputes and Union Grievances, including make whole remedies, and compliance with any such final, unappealable determination, will remain the asset and/or liability of Seller to the extent such right or liability is related to any period of time prior to the Closing Date, and will be the asset and/or liability of Buyer to the extent such right or liability is related to a Re-Hired Employee with respect to any period of time on or after the Closing Date.

(l)    From the date of this Agreement until the Closing Date, Seller will make available to Buyer, subject to any confidentiality restrictions required by Law, the existing records of the Employees. Following the Closing Date, as to Re-Hired Employees, such records shall be transferred to the possession of Buyer and Buyer shall permit Seller to have access to such records during normal business hours as reasonably requested by Seller.

(m)    Seller shall be responsible for Tax reporting and withholding with respect to wages, salary, overtime and other compensation earned or paid to the Re-Hired Employees on or prior to the Closing Date. Buyer shall be responsible for Tax reporting and withholding with respect to wages, salary, overtime and other compensation earned and paid to the Re-Hired Employees after the Closing Date.

(n)    All Liabilities retained by Seller pursuant to this Section 5.07 shall be “Excluded Liabilities” as that term is defined in Section 1.03 of this Agreement.

Section 5.08    Access to Books and Records. For a period of two (2) years from and after the Closing, Buyer shall provide Seller and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the personnel, books and records of Buyer with respect to the Purchased Assets and Business relating to periods or occurrences prior to or on the Closing Date in connection with any matter, whether or not relating to or arising out of this Agreement or the transactions contemplated hereby. Unless otherwise consented to in writing by Seller, on or prior to the two (2) year anniversary of the Closing Date, Buyer shall not destroy, alter or otherwise dispose of any such books or records, or any portions thereof, relating to periods prior to or on the Closing Date without first giving reasonable prior notice to Seller and offering to surrender to Seller the books and records or such portions thereof. For a period of two (2) years from and after the Closing, Seller shall provide Buyer and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the personnel, books and records of Seller with respect to the Purchased Assets and Business relating to periods or occurrences prior to or on the Closing Date in connection with any matter, whether or not relating to or arising out of this Agreement or the transactions contemplated hereby. Unless otherwise consented to in writing by Buyer, on or prior to the two (2) year anniversary of the Closing Date, Seller shall not destroy, alter or otherwise dispose of any such books or records, or any portions thereof, relating to periods prior to or on the Closing Date without first giving reasonable prior notice to Buyer and offering to surrender to Buyer the books and records or such portions thereof.

Section 5.09    Regulatory Filings.

(a)    Except for those matters set forth in Sections 5.09(b) and 5.10, each Party shall, within fifteen (15) days after the Effective Date, make or cause to be made all filings and submissions under any Laws applicable to the Parties and their respective Affiliates for the consummation of the transactions contemplated herein. Subject to applicable Laws relating to the exchange of information, each Party shall have the right to review in advance, and to the extent practicable shall consult with the other Party on, all the information that appears in any such filings.

(b)    Without limiting the foregoing, each of Buyer and Seller shall, as soon as reasonably practicable after the Effective Date, complete and make all filings and submissions required under applicable Antitrust Laws in connection with the transactions contemplated by this Agreement, and in any event shall submit any required notification and report forms required to be filed under the HSR Act within fifteen (15) Business Days after the Effective Date. Buyer shall pay the filing fees due and payable in connection with any such pre-merger notification filings. The Parties shall reasonably cooperate and consult with each other or through counsel and each Party shall provide any necessary information and assistance as any other Party may reasonably request in connection thereto. In connection with such filings, each of the Parties shall promptly inform the other Party of any material communication from the Federal Trade Commission, the Department of Justice or any other Governmental Authority, in each case regarding any filing or submission described in this Section 5.09(b), provided, however, that neither Party shall be required to provide a copy of any pre-merger filing required under any applicable Antitrust Law.

(c)    Except as specifically required by this Agreement, each Party agrees not to take any action, or refrain from taking any action, the effect of which would be to delay or impede the ability of the Parties to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any Permits or Orders necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby, (iii) increase the risk of not being able to remove any such Order on appeal or otherwise, or (iv) delay or prevent the consummation of the transactions contemplated hereby.

(d)    If any Party receives any formal or informal request for supplemental information, documentary material, or production of witnesses for interviews or depositions, from any Governmental Authority with respect to the transactions contemplated hereby, then such Party shall cause to be made, as soon as reasonably practical, a response in compliance with such request. Each Party agrees to provide to the other Party an opportunity to review in advance, and each Party shall consider in good faith the views of the other party in connection with, any proposed written communications by such Party to any third party or any Governmental Authority concerning the transactions contemplated by this Agreement.

(e)    Buyer shall keep Seller apprised of the status of all filings and submissions referred to in Section 5.09(a), including promptly furnishing Seller with copies of notices or other communications received by Buyer in connection therewith. To the extent practicable, Buyer shall not permit any of its officers, employees or other representatives or agents to participate in any meetings or discussions, either in person or by telephone, with any Governmental Authority in respect of such filings and submissions unless it consults with Seller in advance and, to the extent permitted by the Governmental Authority, gives Seller the opportunity to attend and participate thereat.

(f)    Without limiting the foregoing, each of the Parties shall cooperate in good faith with all Governmental Authorities and use its commercially reasonable efforts to take any and all actions required to complete lawfully the transactions contemplated by this Agreement as soon as practicable and any and all actions reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated hereby.

Section 5.10    Buyer’s Financial Assurance. Promptly following the Effective Date, Buyer will use its commercially reasonable efforts to obtain in a form and manner satisfactory to Buyer and Seller any and all bonds, reclamation bonds, letters of credit and other financial assurances required by Environmental Laws or by any other Law in connection with the Business (collectively “Buyer’s Required Financial Assurance”). Buyer’s Required Financial Assurance is intended to and shall replace, cancel, supersede and release, as of the Closing Date, those bonds, reclamation bonds, letters of credit and other financial assurances set forth on Schedule 5.10 which are required of Seller by Environmental Laws or other Laws in connection with the Business (“Seller’s Financial Assurance”). Following the Effective Date, Buyer shall, at its sole cost and expense, use its commercially reasonable efforts, with cooperation from Seller, to assure that Seller is released, effective as of Closing, from all obligations with respect to Seller’s Financial Assurance, and shall indemnify, defend and hold harmless Seller from any and all damages incurred by Seller as a result of Buyer’s failure to obtain such release as of

Closing or to otherwise obtain Buyer’s Required Financial Assurance by the Closing. Seller shall cause all Seller’s Financial Assurance to remain in place and not be terminated or modified in any way from the date of this Agreement through the date that Seller is released from Seller’s Financial Assurance by appropriate Governmental Authority and Buyer has obtained Buyer’s Required Financial Assurance.

Section 5.11    Transfer of Permits. Within ten (10) business days following the Effective Date and prior to Closing, Buyer will prepare in a form and manner satisfactory to Seller and Buyer, and Buyer and Seller, as applicable, will file with each of the Governmental Authorities set forth on Schedule 5.11(a), all applications (collectively, the “Successor Permittee Applications”) required for the transfer to Buyer of all of the Seller’s or other’s (i) coal mining and related permits and authorizations, in each case as set forth on Schedule 5.11(a) (collectively, the “Mining Permits”) and (ii) Environmental Permits set forth on Schedule 5.11(a); provided that, with respect to any application for a Permit currently under review, such transfer documentation shall be submitted by Buyer as soon as practical following the issuance of such Permit. Seller shall take commercially reasonable steps to cooperate with Buyer in completing all necessary forms to effect the Successor Permittee Applications. The Parties shall use their commercially reasonable efforts to obtain all such Mining Permits and Environmental Permits set forth on Schedule 5.11(a) to be effective as of Closing. In connection with the foregoing, each Party will (a) promptly notify the other Party of any written communications to that Party or its Affiliates from any Governmental Authority and, subject to applicable Law, provide the other party with a copy of any written communication to or from any Governmental Authority with respect to any filings, investigations or inquiry concerning the Mining Permits and the transactions contemplated by this Agreement; and (b) not participate in any substantive meeting or discussion with any Governmental Authority with respect to any such filings, investigations or inquiries unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate in such meetings or discussions. The Successor Permittee Applications will include Buyer’s Required Financial Assurance of a type and value required under Law and satisfactory to the appropriate Governmental Authorities in order to substitute for, replace and supersede the Seller’s Financial Assurance, so that such Governmental Authorities may approve the transfer of the Mining Permits to Buyer and, as soon as reasonable practicable thereafter, release such Seller’s Financial Assurance and all collateral therefor, in each case effective as of the Closing Date. Buyer shall bear the fees and other costs incurred by it with respect to the bonds and other security it may post in connection with the foregoing. For clarification, it is the intention of the Parties that each such Mining Permit and Environmental Permit set forth on Schedule 5.11(a) be transferred to Buyer effective as of the Closing Date, to the extent permitted by the applicable Governmental Authorities, and that Buyer’s Required Financial Assurance shall not become effective until the Closing Date. Buyer, at its sole cost and expense, will take all actions as may be necessary to release and discharge Seller form all obligations under the Mining Permits and the Environmental Permits, to the extent related to the Business, effective as of Closing. From and after the Closing, Buyer shall indemnify, defend and hold harmless Seller for any and all Damages incurred by Seller as a result of any breach or any noncompliance with this Section.

Section 5.12    Consents. With respect to each Consent set forth on Schedule 3.03, prior to Closing, Seller shall send to the holder of each such right to Consent a notice in compliance with the contractual provisions applicable to such required Consent and, to the extent required by such contractual provisions, seeking such holder’s consent to the transactions contemplated hereby. Prior to Closing, Seller shall use its commercially reasonable efforts, with reasonable assistance from Buyer (including Buyer providing commercially reasonable assurances of financial condition and qualifications which may be requested by such third party), to give (in the case of notices) or obtain, as applicable all Consents listed on Schedule 3.03; provided, however, that Seller shall not be required to incur any liability or pay any money in order to give or obtain any such Consent.

Section 5.13    Non-Solicitation.

(a)    From the Closing Date until twelve (12) months following the Closing Date and without the prior written consent of Buyer, Seller agrees that it will not, and will cause its Affiliates not to, solicit for employment or hire or employ any of (i) the current employees of Buyer or its Affiliates to whom Seller or its Affiliates had been directly or indirectly introduced or otherwise had contact with as a result of its or their consideration, negotiation or consummation of the transactions contemplated by this Agreement, so long as they are employed by Buyer or its Affiliates or (ii) any employee of the Business who is a Re-Hired Employee, or induce, or attempt to induce, any employee referred to in the foregoing clauses (i) and (ii) to terminate his or her employment with, or otherwise cease his or her relationship with Buyer or its Affiliates; provided that, the foregoing restriction shall not apply to any such employee of Buyer or its Affiliates or employee of the Business who responds to general solicitation employment advertising in the media not directed specifically toward the employees of Buyer or its Affiliates or Re-Hired Employees of the Business.

(b)    From the Closing Date until twelve (12) months following the Closing Date and without the prior written consent of Seller, Buyer agrees that it will not, and will cause its Affiliates not to, solicit for employment or hire or employ any of (i) the current employees of Seller or its Affiliates to whom Buyer or its Affiliates had been directly or indirectly introduced or otherwise had contact with as a result of its or their consideration, negotiation or consummation of the transactions contemplated by this Agreement, so long as they are employed by Seller or its Affiliates or (ii) any employee of the Business who is an Excluded Employee other than in accordance with the express provisions of this Agreement, or induce, or attempt to induce, any employee referred to in the foregoing clauses (i) and (ii) to terminate his or her employment with, or otherwise cease his or her relationship with Seller or its Affiliates; provided that, the foregoing restriction shall not apply to any such employee of Seller or its Affiliates or employee of the Business who responds to general solicitation employment advertising in the media not directed specifically toward the employees of Seller or its Affiliates or Excluded Employees of the Business.

ARTICLE VI

TERMINATION

Section 6.01    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by the mutual written consent of Buyer and Seller;

(b)    by Buyer, so long as Buyer is not in material breach of any covenant, agreement, representation or warranty contained in this Agreement, if there has been a material violation or breach by Seller of any covenant, agreement, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and the violation or breach has not been waived by Buyer or, in the case of a representation, warranty, covenant or agreement breach, cured by Seller within ten Business Days after written notice thereof from Buyer;

(c)    by Seller, so long as Seller is not in material breach of any covenant, agreement, representation or warranty contained in this Agreement, if there has been a material violation or breach by Buyer of any covenant, agreement, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Seller at the Closing (including, for the avoidance of doubt, any failure by Buyer to deliver the Closing Amount at the Closing) and the violation or breach has not been waived by Seller or, in the case of a representation, warranty, covenant or agreement breach, cured by Buyer within ten Business Days after written notice thereof by Seller (provided that, neither a breach by Buyer of Section 4.07 (Financial Capability) that is not curable by Buyer on or prior to the Closing nor the failure by Buyer to deliver the full consideration payable pursuant to Article I of this Agreement at the Closing will be subject to cure unless otherwise agreed in writing by Seller); or

(d)    by either Buyer or Seller if the Closing does not occur on or prior to 5:00 p.m., Birmingham, Alabama time, on January 17, 2019 (the “Termination Date”); provided that, if prior to the Termination Date, the conditions to the Closing set forth in Section 2.01(a) have not been satisfied (or waived) but all other conditions to the Closing (other than those conditions which by their terms cannot be satisfied until the Closing) have been satisfied (or waived) or are capable of being satisfied by the Termination Date, the Termination Date may be extended by either Buyer or Seller to no later than March 20, 2019; provided further that, no Party will be entitled to terminate this Agreement pursuant to this Section 6.01(d) if that Party’s breach of this Agreement shall have been a cause of, or resulted in, the failure of the Closing to occur on or before such date.

Section 6.02    Effect of Termination. Upon termination of this Agreement by Buyer or Seller as provided in Section 6.01, the provisions of this Agreement will immediately become void and of no further force or effect (other than this Article VI, Article VIII, and Appendix 1 hereto which shall survive the termination of this Agreement in accordance with their terms; provided, however, that the Non-Disclosure Agreement shall survive the termination of this Agreement in accordance with its terms), and there shall be no liability on the part of any of the Parties to one another. Nothing in this Article VI shall be deemed to impair the right of any Party to compel specific performance by another Party of its obligations pursuant to Section 8.16.

Section 6.03    Sole Remedy. Except as otherwise set forth in the last sentence of Section 6.02, prior to Closing, the right to terminate this Agreement pursuant to Section 6.01 shall be the sole and exclusive remedy available to either Party with respect to any violation or breach by the other Party of any covenant, agreement, representation or warranty contained in this Agreement, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, with respect thereto, it being agreed that all such other remedies, entitlements and recourse are expressly waived and released by each Party (for itself and on behalf of their respective successors and permitted assigns) to the fullest extent permitted by applicable Law. Notwithstanding the foregoing, in the event (a) Buyer terminates this Agreement in accordance with Section 6.01(b) for a Willful Breach by Seller, Buyer shall be entitled to recover all reasonable out of pocket expenses incurred by Buyer in connection with the negotiation of the transactions contemplated hereby, and (b) Seller terminates this Agreement in accordance with Section 6.01(c) for a Willful Breach by Buyer, Seller shall be entitled to recover all reasonable out of pocket expenses incurred by Seller in connection with the negotiation of the transactions contemplated hereby.

ARTICLE VII

INDEMNIFICATION AND TAX MATTERS

Section 7.01    Survival; Indemnification.

(a)    Survival of Covenants. All covenants and agreements of the parties contained herein (other than any covenant or agreement required to be performed or complied with prior to or as of the Closing) shall survive the Closing indefinitely or for the period explicitly specified therein or until such covenants and agreements have been fully performed.

(b)    Survival of Representations and Warranties. The representations and warranties made by Seller in this Agreement that constitute (i) General Representations shall survive the Closing and expire at 5:00 p.m., Birmingham, Alabama time, on the eighteen (18) month anniversary date of the Closing Date (the “Expiration Date”), (ii) Fundamental Representations (other than the Tax Representations and the representations in Sections 3.11 and 3.14) shall survive the Closing and expire at 5:00 p.m., Birmingham, Alabama time, on the six (6) year anniversary date of the Closing Date, (iii) the representations of the Seller contained in Sections 3.11 and 3.14 shall survive the Closing and expire at 5:00 p.m., Birmingham, Alabama time, on the three (3) year anniversary date of the Closing Date and (iv) Tax Representations shall survive until the thirtieth (30th) day following the expiration of the applicable statute of limitations, and in each case Buyer shall have no right to assert any claim or seek indemnity (and no Seller Related Party shall have any liability or obligation) in respect of a breach of any representation after the applicable expiration time of such representation; provided that, if at any time prior to the applicable expiration time, Buyer delivers to the Seller a notice asserting the existence of a breach of any of the representations and warranties made by Seller (and setting forth in reasonable detail the basis for Buyer’s determination that the breach exists and the amount of the Damages being claimed, in each case to the extent then known, as a result of such breach) and asserting a claim for recovery under this Section 7.01 based on the breach, then the claim asserted in the notice shall survive the expiration date until such time as the claim is fully and finally resolved.

(c)    Indemnification. Subject to the limitations set forth in this Agreement, from and after the Closing, Seller shall indemnify any Buyer Related Party for any and all Damages incurred by a Buyer Related Party as a result of (i) a breach of, or inaccuracy in, any representation or warranty of Seller set forth in Article III, (ii) a breach of any covenant or other agreement of Seller contained in this Agreement, (iii) the Excluded Assets, (iv) the Excluded Liabilities, (v) the operation of the Business prior to Closing, or (vi) any Liability imposed upon Buyer by reason of Buyer’s status as transferee of, or successor to, the Business, arising under Title IV of ERISA or any of the Plans. Subject to the limitations set forth in this Agreement, from and after the Closing, Buyer shall indemnify any Seller Related Party for any and all Damages incurred by a Seller Related Party as a result of (I) a breach of, or inaccuracy in, any representation or warranty of Buyer set forth in Article IV, (II) a breach of any covenant of Buyer contained in this Agreement, or (III) the Assumed Liabilities.

(d)    Sole Remedy. Except in the case of Fraud or as contemplated by Section 8.17, from and after the Closing, the right of a Party to be indemnified pursuant to this Section 7.01 shall be the sole and exclusive remedy with respect to all Damages of whatever kind and nature, in law, equity or otherwise, known or unknown, which any Buyer Related Party or Seller Related Party, as applicable, have now or may have in the future, including any Damages arising under, out of or related to any inaccuracy or breach of any representation or warranty, or any failure to perform the covenants, agreements or undertakings contained in this Agreement, the Disclosure Schedules or any certificate delivered pursuant hereto or any agreement or other document contemplated hereby, and no Person shall have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all such other remedies, entitlements and recourse are expressly waived and released by the Parties (for themselves and on behalf of their respective successors and permitted assigns) to the fullest extent permitted by applicable Law. Nothing in this Section 7.01(d) shall limit any Person’s right to seek specific performance or to seek any remedy on account of Fraud.

(e)    Deductible and Cap. Without limiting the effect of any other limitation contained in this Section 7.01, the indemnification provided for in Section 7.01(c)(i) shall not apply until the aggregate amount of the Damages for which Buyer would otherwise be entitled to be indemnified under Section 7.01(c)(i) exceeds $4,000,000 (the “Deductible”). If the aggregate amount of Damages for which Buyer is entitled to indemnification as provided in Section 7.01(c)(i) exceeds the Deductible, then Buyer shall, subject to the other limitations contained herein, be entitled to be indemnified only against the portion of the Damages that exceeds the Deductible. The aggregate liability of Seller in respect of the indemnification obligations set forth in Section 7.01(c)(i) shall not exceed $40,000,000 (the “Cap”). Notwithstanding the foregoing, the Cap and the Deductible shall not apply to or limit the amount of Damages for which Buyer may seek indemnification under Section 7.01(c)(i) for breach of any Fundamental Representations or Fraud on the part of Seller.

(f)    Third Party Claims. If a third party initiates a Proceeding (a “Third Party Claim”) for which a party (the “Indemnified Party”) may seek indemnification hereunder, the Indemnified Party shall promptly (and in any event within ten (10) Business Days) deliver written notice thereof to the party from which indemnification is sought (the “Indemnifying Party”); provided that, subject to Section 7.01(b), no delay in providing such notice shall affect the Indemnified Party’s rights hereunder unless the Indemnifying Party is materially prejudiced thereby. The notice shall contain a reasonably detailed description of the basis of the claim and the nature and amount, if reasonably known, of the Damages for which indemnification is sought (“Indemnifiable Damages”). The obligations of the Indemnifying Party under this Section 7.01(f) with respect to Indemnifiable Damages arising from any Third Party Claim shall be governed by the following additional terms and conditions:

(i)    The Indemnifying Party, at its option, shall be entitled to assume control of the defense of any Third Party Claim at any time within 30 days after receiving notice of the Third Party Claim from the Indemnified Party and may appoint as lead counsel of such defense any legal counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party. If the Indemnifying Party assumes control of the defense of any Third Party Claim, the Indemnifying Party shall keep the Indemnified Party informed of all material events and developments, including promptly providing copies of any correspondence and court filings, with respect to the Third Party Claim.

(ii)    In any event where the Indemnifying Party is controlling the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in the defense of the Third Party Claim and to employ counsel of its choice in connection with such participation; provided that, such employment shall be at the Indemnified Party’s sole cost and expense; provided that (A) if in the reasonable opinion of counsel to the Indemnified Party, there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, or (B) the Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party. In the event the Indemnifying Party has failed to assume (or elects not to assume) the defense, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may employ counsel of its choice and may defend such Third Party Claim and seek indemnification for any and all Damages based upon, arising from or relating to such Third Party Claim; provided, further, that if it is ultimately determined by agreement of the Indemnified Party and the Indemnifying Party or by a court of competent jurisdiction that the Indemnified Party is not entitled to be indemnified hereunder with respect to the Third Party Claim, such fees and expenses shall not be Indemnifiable Damages.

(iii)    Neither the Indemnifying Party nor the Indemnified Party shall consent to the entry of any judgment or enter into any settlement or compromise with respect to any Third Party Claim without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

(g)    Subrogation. To the extent Buyer is entitled to indemnification pursuant to this Section 7.01, Seller shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that Buyer or any Buyer Related Party may have against any other Person with respect to any Damages, circumstances or matter to which the indemnification is directly or indirectly related.

(h)    Payments Net of Insurance. Any payment made to Buyer in respect of this Section 7.01 will be net of any insurance proceeds actually recovered by any Buyer Related Party in respect of the claim after taking into account any costs incurred in pursuing the insurance claim or increases in premiums resulting from such claim, and the Parties agree to use

(and to cause the Buyer Related Party to use) commercially reasonable efforts to timely file such claims with the applicable insurance provider and to comply with the adjustment and investigation requirements and procedures of the insurance provider.

(i)    Payments Net of Tax Benefits. All indemnification payments made pursuant to this Section 7.01 shall be decreased to take into account any deduction, credit or other Tax benefit actually received by the indemnitee with respect to the subject Damages.

(j)    No Double Recovery. Buyer shall not be entitled to double recovery for any adjustments to the Purchase Price provided for hereunder or for any Damages even though the Damages may have resulted from the breach of more than one of the representations, warranties, agreements and covenants contained in this Agreement or any other agreement executed in connection herewith.

(k)    No Enhancement. Buyer shall not recover any amounts that represent the cost of repairs, replacements or improvements that enhance the value of the repaired, replaced or improved assets above their value on the Closing Date, or which represent the cost of repair or replacement exceeding the lowest reasonable cost of repair or replacement.

(l)    Duty to Mitigate. If and when Buyer becomes aware of Damages for which it may seek indemnification under this Agreement, Buyer shall use commercially reasonable efforts to mitigate the Damages and Seller shall not be liable or responsible for any Damages to the extent attributable to Buyer’s failure to so mitigate.

(m)    Reasonableness of Limitations. The Parties agree that the limits imposed on Buyer’s remedies with respect to this Agreement and the transactions contemplated hereby were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder and the specific representations and warranties made in this Agreement.

(n)    Payment. Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Section 7.01 the Indemnifying Party shall satisfy its obligations within 10 Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds. The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such 10 Business Day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Party or final, non-appealable adjudication to and including the date such payment has been made at a rate per annum equal to 5%. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed and shall apply in lieu of any pre-or post-judgment interest rates available under applicable Law.

(o)    MEP Escrow Fund. On the Closing Date, in accordance with Section 1.07(b), Buyer shall deposit with Escrow Agent the MEP Escrow Amount. The MEP Escrow Fund shall be governed by the terms set forth herein and in the Escrow Agreement. The MEP Escrow Fund shall be the exclusive source to compensate the Buyer Related Parties for the indemnification obligations of Seller under Section 7.01(c)(vi). Any amounts payable to the Buyer Related Parties under Section 7.01(c)(vi) (other than amounts that the Buyer Related

Parties may recover directly from Seller in accordance with this Section 7.01) shall be paid by the Escrow Agent (on behalf of Seller) to such Buyer Related Parties out of the MEP Escrow Fund in accordance with the terms of the Escrow Agreement. On the ten (10) year anniversary of the Closing Date (or the next Business Day if such date is not a Business Day), the Escrow Agent shall release to Seller any amounts then remaining in the Escrow Account less the amount of any pending and unresolved claims for indemnity under Section 7.01(c)(vi).

(p)    Exceptions to Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, no limitation on indemnification provided for in this Section 7.01 or otherwise in this Agreement shall apply to any Damages incurred by an Indemnified Party to the extent that such Damages arise from any Fraud claim.

(q)    Adjustments to Purchase Price. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law), Seller and Buyer shall treat any and all Purchase Price adjustments and indemnification payments as an adjustment to the Purchase Price for Tax purposes.

Section 7.02    Tax Matters.

(a)    Apportionment of Straddle Period Taxes. In the case of any Taxes that are imposed on a periodic basis (such as real property taxes) and that are payable with respect to any Straddle Period, the amount of such taxes that is allocable to the portion of such Straddle Period ending on (and including) the Closing Date shall be deemed to be the amount of such Taxes for the entire period (or in the case of such taxes determined on an arrears basis, the amount of such taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period. Seller shall be responsible for all such Taxes that are attributable to the portion of any Straddle Period ending on (and including) the Closing Date. The party required by law to pay any such tax (the “Paying Party”) shall file the Tax Return related to such tax within the time period prescribed by law and shall timely pay such tax. To the extent any such payment exceeds the obligation of the Paying Party hereunder, the Paying Party shall provide the other party (the “Non-Paying Party”) with notice of payment, and within 10 days of receipt of such notice of payment, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such taxes.

(b)    Books and Records; Cooperation. Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns with respect to the Business relating to Pre-Closing Tax Periods, Straddle Periods or Post-Closing Tax Periods, and in connection with any audit, litigation or other proceeding initiated by a Governmental Authority with respect to such Taxes. Such cooperation shall include the reasonable furnishing or making available during normal business hours of personnel on a mutually convenient basis and the retention and (upon a Party’s request) the provision of records and information that are reasonably relevant to the preparation of any such Tax Return or to any such audit, litigation or other proceeding. Buyer and Seller shall (a) retain or cause to be retained all books and records that are in its possession with respect to Tax matters pertinent to the Business relating to any Pre-Closing Tax Period or Straddle Period until the expiration of the applicable statute of limitations (and, to the extent notified by Buyer or Seller, any extension thereof) of the applicable taxable periods, and abide by all record retention agreements entered into with any Governmental Authority, and (b) give the other Party reasonable written notice before transferring, destroying or discarding any such books and records and, if the other Party so requests, Buyer or Seller, as the case may be, shall allow the other Party to take possession of such books and records. Buyer and Seller shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transaction contemplated hereby).

(c)    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added, and other such similar Taxes and fees (including any penalties and interest thereon) incurred in connection with the consummation of the transactions contemplated by this Agreement, and any filing expenses associated therewith, shall be timely paid by Buyer when due, and Buyer shall file all necessary Tax Returns and other documentation with respect to all such Taxes and fees.

(d)    Allocation of Purchase Price. Seller shall prepare an allocation of the Purchase Price (as adjusted for the Assumed Liabilities and other items required to be taken into account for income Tax purposes) among the Purchased Assets in accordance with Section 1060 of the Code and Treasury Regulations thereunder. Seller shall deliver such allocation to Buyer within ninety (90) days after the Closing Date, and within thirty (30) days thereafter, Buyer may provide comments on such allocation, which comments Seller shall take into account in good faith; provided that Parties agree to allocate $2,986,500 of the Purchase Price to the Owned Real Property. If the Parties agree as to the allocation, (i) the Parties shall, and shall cause all of their respective Affiliates to, report, act, and file all Tax Returns, in all respects and for all purposes, consistently with the allocations determined pursuant to this Section 7.02(d), and (ii) none of the Parties hereto shall, or shall permit their Affiliates to, take any position on any Tax Returns or with any taxing authority that is inconsistent with such allocations unless required to do so by applicable law.

Section 7.03    Further Assurances. From time to time, as and when requested by any Party and at such requesting Party’s expense, any other Party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01    Press Releases and Communications; Use of Names. No press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing, any other announcement or communication to the employees, customers or suppliers of the Shoal Creek Mine Business or Seller, will be issued or made by any Party without the joint approval of Buyer and Seller, unless required by Law or rule or regulation on a stock exchange on which such Party’s securities (or those of an Affiliate thereof) are traded (on the advice of external counsel) in which case Buyer and Seller will have the right to review and comment on the press release, announcement or communication prior to its issuance, distribution or publication; provided that, the foregoing will not restrict or prohibit Seller from making any announcement to its employees, customers and other business relations to the extent Seller reasonably determines in good faith that the announcement is necessary or advisable. Other than as permitted by the first sentence of this Section 8.01, in no event will Buyer have any right to use the name “Drummond”, or any mark thereof, or any abbreviation, variation or derivative thereof, in any press release, public announcement or other public document or communication without the express written consent of Seller.

Section 8.02    Expenses. Except as otherwise expressly provided herein (including Section 1.02, Section 1.06, Section 5.09(b), Section 5.10, Section 5.11, Section 6.03 and Article VII), each Party shall pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the preparation and negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not).

Section 8.03    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted via facsimile or e-mail (except if not a Business Day then the next Business Day) to the number or e-mail address set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third business day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, will be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Buyer or the Guarantor:

Peabody Southeast Mining, LLC

c/o Peabody Energy Corporation

701 Market Street

St. Louis, MO 63101-1826

Facsimile:     314-342-3419

E-mail:         vdorch@peabodyenergy.com

Attn:    Chief Legal Officer

with a copy to (which will not constitute notice):

Bryan Cave Leighton Paisner LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, MO 63102-2750

Facsimile: 314-552-8797; 314-552-8591

E-mail: smhosler@bclplaw.com;

             michael.schwartz@bclplaw.com

Attn:     Stephanie M. Hosler

             Michael Schwartz

Notices to Seller:

Drummond Company, Inc.

1000 Urban Center Drive, Suite 300

Birmingham, AL 35242

Facsimile: 205-945-6521

E-mail:      mtracy@drummondco.com

                  bwebster@drummondco.com

Attn:      Chief Executive Officer and Chief Legal Officer

with a copy to (which will not constitute notice):

Venable LLP

8010 Towers Crescent Drive, Suite 300

Tysons, VA 22182

Facsimile: 703-821-8949; 202-344-8300

E-mail: gossi@Venable.com;

             ajcowett@Venable.com

Attn:    Gregory J. Ossi

            Alexei Cowett

Section 8.04    Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party without the prior written consent of the other Parties.

Section 8.05    Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the Parties will amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the Parties to the maximum extent permitted by applicable Law.

Section 8.06    No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Person. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to sections of this Agreement; provided that, each section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules if the relevance of such disclosure to such other section or subsection is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).

Section 8.07    Amendment and Waiver. Any provision of this Agreement may be amended or waived only in a writing signed by Buyer and Seller. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

Section 8.08    Complete Agreement. This Agreement and the documents referred to herein (including the Non-Disclosure Agreement) contain the complete agreement by, between and among the Parties and supersede any prior understandings, agreements or representations by, between or among the Parties, written or oral, which may have related to the subject matter hereof in any way. The Parties agree that prior drafts of this Agreement and of any provision herein will be deemed to not provide any evidence as to the meaning of any provision hereof or the intent of the Parties with respect hereto and that such drafts will be deemed joint work product of the Parties. The Parties have voluntarily agreed to define their rights, liabilities and obligations in respect of the purchase and sale of the Business and the Purchased Assets exclusively in contract pursuant to the express terms and provisions of this Agreement and the agreements related hereto; and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or in any other Transaction Document delivered pursuant to this Agreement. Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated Parties derived from arm’s-length negotiations; all Parties to this Agreement specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

Section 8.09    Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf)), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together will constitute one and the same instrument.

Section 8.10    Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal Laws of the State of New York applicable to agreements executed and performed entirely within such State.

Section 8.11    CONSENT TO JURISDICTION AND SERVICE OF PROCESS. EXCEPT FOR MATTERS CONTROLLED BY THE INDEPENDENT EXPERT IN ACCORDANCE WITH THIS AGREEMENT, THE PARTIES SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE UNITED STATES LOCATED IN THE SOUTHERN DISTRICT OF NEW YORK IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, OR, IF SUCH COURTS DECLINE THE EXERCISE OF JURISDICTION, THE COMMERCIAL DIVISION OF THE SUPREME COURT OF NEW YORK, COUNTY AND STATE OF NEW YORK, AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON A PARTY BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 8.03.

Section 8.12    WAIVER OF JURY TRIAL. EACH PARTY HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED

BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

Section 8.13    No Third Party Beneficiaries. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement, and, to the extent set forth in Section 7.01, the Buyer Related Parties and the Seller Related Parties, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

Section 8.14    Representation of Seller and its Affiliates. Buyer agrees, on its own behalf and on behalf of the Buyer Related Parties, that, following the Closing, Venable LLP may serve as counsel to Seller and the other Seller Related Parties in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by Venable LLP of Seller prior to the Closing Date. Buyer hereby (a) waives any claim it has or may have that Venable LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agrees that, if a dispute arises after the Closing between Buyer and Seller or any Seller Related Party, Venable LLP may represent Seller or any Seller Related Party in such dispute even though the interests of such Person(s) may be directly adverse to Buyer and even though Venable LLP may have represented Seller in a matter substantially related to such dispute. Buyer represents to Seller that Buyer’s own attorney has explained and helped Buyer evaluate the implications and risks of waiving the right to assert a future conflict against Venable LLP, and Buyer’s consent with respect to this waiver is fully informed. Buyer also further agrees that, as to all communications among Venable LLP and Seller or Seller Related Parties and representatives, that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and will not pass to or be claimed by Buyer. In addition, if the Closing occurs, all of the client files and records in the possession of Venable LLP related to this Agreement and the transactions contemplated hereby will continue to be property of (and be controlled by) Seller, and Buyer shall not retain any copies of such records or have any access to them.

Section 8.15    No Additional Representations; Disclaimer; Non-Recourse.

Subject in all cases to the provisions of Section 7.01, Buyer acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Business, and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied solely on the results of its own independent investigation and the representations and warranties of Seller expressly and specifically set forth in this Agreement or the other Transaction Documents, as qualified by the Disclosure Schedules. The representations and warranties of Seller expressly and specifically set forth in this Agreement or the other Transaction Documents constitute the sole and exclusive representations and warranties of any kind of Seller to Buyer in connection with the transactions contemplated hereby, and Buyer understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Business, or the quality, quantity or condition of the Purchased Assets) are specifically disclaimed by Seller. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. SELLER DOES NOT MAKE OR PROVIDE, AND BUYER HEREBY WAIVES, ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE QUALITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONFORMITY TO SAMPLES OF THE PURCHASED ASSETS OR ANY PART THEREOF. WITHOUT LIMITING THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS AND WARRANTIES AS TO THE FOLLOWING:

(i)    any dimension or specifications of any of the Purchased Assets or the mineability, washability, volume, quantity or quality or recoverability, of coal or reserves in, on or under the Shoal Creek Mine or the feasibility of any mine plans;

(ii)    pricing or value assumptions, or estimates attributable to the Purchased Assets, or the ability or potential of the Purchased Assets for mining purposes or the projected income or expenses for the Purchased Assets, including any estimate and appraisal of the extent and value of the coal seams, mining rights and reserves;

(iii)    the mine life of the Shoal Creek Mine;

(iv)    the adequacy for post-Closing operations of any refuse disposal plan currently in place with respect to the Shoal Creek Mine; or

(v)    the geological or engineering condition of any of the Purchased Assets, including soundness, stability or surface or strata support.

(b)    In connection with the investigation by Buyer of the Business and the Purchased Assets, Buyer has received or may receive from Seller certain projections, forward-looking statements and other forecasts and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Buyer will have no claim against anyone with respect thereto. Accordingly, except for the representations and warranties of Seller expressly set forth in Article III of this Agreement, Buyer acknowledges that none of Seller, any Seller Related Party or any stockholder, member, manager, officer, director, employee or agent of any of the foregoing, whether in an individual, corporate or any other capacity, make any representation, warranty or other statement with respect to, and Buyer is not relying on, such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and Buyer agrees that it has not relied thereon.

Section 8.16    Time of the Essence; Specific Performance; Other Remedies. Time is of the essence in the performance of this Agreement. The Parties agree that either Buyer or Seller may suffer irreparable damage prior to a termination in the event that the Closing is not consummated in accordance with the terms of this Agreement, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that, in the event of any breach or threatened breach by Buyer or Seller of its covenants or obligations set forth in this Agreement, Buyer or Seller, as applicable shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other Party, and to specifically enforce the terms and provision of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Buyer and Seller under this Agreement, including seeking specific performance to cause the Closing to occur, in addition to any other remedy to which Buyer or Seller is entitled at law or in equity, including such Party’s right to terminate this Agreement pursuant to Article VI and to seek money damages. Notwithstanding anything to the contrary contained herein, a Party shall be entitled to seek specific performance to cause the Closing to occur only if all conditions to the other Party’s obligations to close the transactions contemplated hereby (other than those that by their nature are to be satisfied at Closing) have been satisfied. Buyer and Seller hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the other Party, other than the limitations set forth in the preceding sentence. Buyer and Seller each hereby waive (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

Section 8.17    Prevailing Party. If any Proceeding or arbitration is commenced or threatened by any Party (the “Claiming Party”) to enforce its rights under this Agreement against any other Party (the “Defending Party”), and if the Defending Party is the prevailing party in such Proceeding, then all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the Defending Party in such Proceeding will be reimbursed by the Claiming Party; provided that, if the Defending Party prevails in part, and loses in part, in the Proceeding, the court, arbitrator or other adjudicator presiding over the Proceeding will award a reimbursement of the fees, costs and expenses incurred by the Defending Party on an equitable basis. For purposes hereof, and without limitation, the Defending Party will be deemed to have prevailed in any Proceeding described in the immediately preceding sentence if the Claiming Party commences any such Proceeding and (a) the underlying claim(s) are subsequently dropped or voluntarily dismissed, or (b) the Defending Party defeats any such claim(s).

Section 8.18    Consents. Buyer acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses or other agreements to which Seller is a party or which is otherwise utilized within the Business

(including the Assumed Contracts) and such consents may not have been obtained. Buyer agrees and acknowledges that Seller shall have no Liability whatsoever to Buyer (and Buyer shall not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such contract, lease, license or other agreement as a result thereof. Buyer further agrees that no representation, warranty, covenant or agreement of Seller contained herein shall be breached or deemed breached and no condition of Buyer shall be deemed not to be satisfied as a result of the failure to obtain any consent or as a result of any such default, acceleration or termination or any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination.

Section 8.19    Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same the same instrument. Counterparts may be delivered via facsimile, electronic mail or other electronic delivery or transmission method (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g. www.docusign.com) (any such delivery, an “Electronic Delivery”) and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. At the request of any Party hereto or to any such agreement or instrument, each other party will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent such defense related to lack of authenticity.

Section 8.20    Buyer Deliveries. Any document or item shall be deemed “delivered”, “provided” or “made available” within the meaning of this Agreement if such document or item (a) is included on or prior to two (2) Business Days prior to the date of this Agreement in the Merrill electronic data room hosted by Seller, or (b) actually delivered or provided to Buyer or any of Buyer’s representatives (including inside or outside counsel to Buyer).

Section 8.21    Parent Guarantee.

(a)    Guarantor hereby unconditionally and irrevocably guarantees the full and prompt performance by Buyer of Buyer’s covenants, agreements and obligations under this Agreement and the other Transaction Documents (such obligation, the “Guaranteed Obligations”). This is a guarantee of performance and payment and not only of collection. Guarantor waives promptness, diligence, presentment, demand of performance, demand of payment, filing of any claim, any right to require any proceeding first against Buyer, protest, notice of any kind (including notices of acceptance hereof and of defaults hereunder) and all demands whatsoever and all suretyship defenses generally in connection with the performance of its covenants, agreements and obligations set forth in this Agreement. Without limiting the foregoing, Guarantor shall be responsible for the payment of all expenses and charges (including without limitation all court costs and reasonable attorneys’ fees) paid or incurred by any Seller Related Party in realizing upon any of the obligations guaranteed pursuant to this Section 8.21(a).

(b)    Guarantor represents and warrants to Buyer that (1) Guarantor is a corporation duly organized, validly existing and in good standing under the Laws of Delaware; (2) Guarantor has the requisite corporate authority to enter into this Agreement and to perform its obligations hereunder; (3) the execution, delivery and performance of this Agreement by Guarantor and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Guarantor; (4) this Agreement has been duly and validly executed and delivered by Guarantor; and (5) the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated herein and the compliance with the provisions herein will not, conflict with or violate any applicable Law or agreement binding upon Guarantor, nor require authorization, consent or approval of, or filing with, any Governmental Authority, except in each case as would not impact Guarantor’s ability to perform or comply with its obligations hereunder in any material respect.

(c)    To the maximum extent permitted by Law, no modification, limitation or discharge of liability of any other guarantor (if any) of the Guaranteed Obligations or of Buyer under this Agreement or any related agreement, instrument or document arising out of, or by virtue of, any bankruptcy, arrangement, reorganization or similar proceedings for release of debtors under federal or state law shall affect the liability of Guarantor hereunder in any manner whatsoever, and Guarantor hereby waives all rights and benefits which might otherwise accrue to it by reason of any such proceeding.

(d)    For avoidance of doubt, the provisions of Sections 8.02 through 8.13 and Section 8.19 are incorporated into this Section 8.21 and any references to “Party” in such Sections shall be deemed to include the Guarantor.

*            *             *            *            *

IN WITNESS WHEREOF, the Parties have executed this Asset Purchase Agreement on September 20, 2018, to be effective as of the Effective Date.

SELLER:

DRUMMOND COMPANY, INC.,
an Alabama corporation

By:	/s/ James Michael Tracy
Name:	James Michael Tracy
Title:	Chief Executive Officer

BUYER:

PEABODY SOUTHEAST MINING, LLC,
a Delaware limited liability company

By:	/s/ Marc Hathhorn
Name:	Marc Hathhorn
Title:	President

GUARANTOR:

PEABODY ENERGY CORPORATION,
a Delaware corporation

By:	/s/ Charles Meintjes
Name:	Charles Meintjes
Title:	Executive Vice President

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

APPENDIX 1

Definitions

A.    For purposes of this Agreement, the following terms, when used herein with initial capital letters, will have the respective meanings set forth herein:

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with the Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Acquired Inventory” means all Parts and Supplies Inventory and Coal Inventory, in each case, at the time of Closing.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Anti-Terrorism Laws” means any Laws relating to terrorism or money laundering, including Executive Order No. 13224, the Patriot Act and the Laws administered by the United States Treasury Department’s Office of Foreign Asset Control (as any of the foregoing Laws may from time to time be amended, renewed, extended, or replaced).

“Antitrust Law” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state, or foreign law, regulation or decree designed to prohibit, restrict or regulate actions (including, but not limited to, mergers and acquisitions) for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Assumed Contracts” means all of Seller’s written agreements, Contracts, leases, current sales contracts and other written arrangements, in each case exclusively used in connection with the Business, except to the extent included in the definition of and/or constituting Real Property.

“Assumed Liabilities” means and includes the following:

(a)    reclamation bond Liabilities and other reclamation Liabilities and costs of the Shoal Creek Mine or any portion thereof; and

(b)    all Liabilities arising and to be performed after Closing under the Leases, Assumed Contracts (including without limitation the Modified CBA), and DCS Contracts, except for those Liabilities (i) arising due to the failure to perform, improper performance, breach of warranty or other breach, default or violation by Seller (or its Affiliate) under Leases, Assumed Contracts, and DCS Contracts on or prior to the Closing Date, or (ii) for any event or circumstance which occurred on or prior to the Closing Date; and

(c)    all Liabilities to the extent arising and to be performed after Closing with respect to Buyer’s ownership, operation and use of the Purchased Assets, including without limitation Liabilities in respect of royalties as described in Section 1.03(xv), except for those Liabilities for any event or circumstance which occurred or failed to occur on or prior to the Closing Date; and

(d)    all other liabilities for which Buyer is expressly responsible pursuant to the provisions of this Agreement.

“Audited Financial Statements” has the meaning set forth in Section 3.04.

“Base Purchase Price” has the meaning set forth in Section 1.02.

“Bill of Sale and Assignment” has the meaning set forth in Section 1.07(a)(i).

“Black Lung Claims” or “Black Lung Benefits” has the meaning set forth in Section 5.07(h).

“Business” means the business of operating the Shoal Creek Mine, including exploration, mining, processing, selling, trading, shipping, storing, transportation, loading and delivering coal, performing reclamation activities, and related operations, including the venting, extraction and/or sale of any gas, coalbed methane or other minerals located at the Shoal Creek Mine, together with such other activities as are required under applicable Law in connection with the operation of the Shoal Creek Mine.

“Business Day” means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in the State of New York.

“Business Information Systems” means the software, computer firmware, computer hardware (whether general purpose or special purpose), networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of automated, computerized, and software systems, that are owned by or licensed to Seller or any of its Affiliates and used exclusively in connection with the operation of the Business as currently conducted.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer’s Required Financial Assurance” has the meaning set forth in Section 5.10.

“Buyer Related Parties” means, collectively, Buyer, its Affiliates and their respective directors, officers, managers, members, stockholders, employees, owners, advisors and representatives and successors and permitted assigns.

“Buyer’s Representatives” has the meaning set forth in Section 5.04.

“Cash” means all cash, all cash equivalents, restricted cash (including all cash posted to support letters of credit, performance bonds or other similar obligations), marketable securities and deposits with third parties (including landlords) of Seller with respect to the Leases.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Claimants” has the meaning set forth in Section 5.07(h).

“Closing” has the meaning set forth in Section 1.07.

“Claiming Party” has the meaning set forth in Section 8.17.

“Closing Adjustment” has the meaning set forth in Section 1.06(a).

“Closing Amount” has the meaning set forth in Section 1.02.

“Closing Coal Inventory Adjustment” has the meaning set forth in Section 1.06(a).

“Closing Date” has the meaning set forth in Section 1.07.

“Closing Statement” has the meaning set forth in Section 1.06(a).

“Closing Supply Inventory” means the lesser of (i) Estimated Supply Inventory and (ii) Target Supply Inventory.

“Closing Supply Inventory Adjustment” has the meaning set forth in Section 1.06(a).

“Coal Inventory” means collectively the Raw Coal and the Finished Goods Coal.

“Coal Inventory Cost” shall mean the value of the Coal Inventory valued in accordance with GAAP, consistent with the past practice of the Seller and the Financial Statements, on a per clean or clean equivalent short ton basis; provided that Coal Inventory Cost shall not include any costs for Royalties payable with respect to the Coal Inventory.

“COBRA” has the meaning set forth in Section 5.07(f).

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any approval, consent, notice, ratification, waiver or other authorization.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral, excluding any documents, agreements commitments or legally binding arrangements included in the definition of and/or constituting Real Property.

“Damages” means any liabilities, losses, damages, judgments, penalties, interest, awards, fines, costs or expenses of whatever kind, including reasonable legal, expert and consultant fees and expenses and the cost of enforcing any right to indemnification hereunder;

provided, however, that Damages shall not include any lost profits, diminution in value, multiple of profits, or other premium methodology, special, consequential (to the extent not reasonably foreseeable), exemplary or punitive damages, in each case except to the extent actually awarded to a third party. For avoidance of doubt, consequential damages to the extent reasonably foreseeable shall be recoverable provided they otherwise are not of the type excluded pursuant to the foregoing proviso.

“DCS” has the meaning set forth in Section 1.07(a)(ii).

“DCS Assignment and Assumption” has the meaning set forth in Section 1.07(a)(iii).

“DCS Contracts” means the Contracts set forth on Appendix 3.

“Deductible” has the meaning set forth in Section 7.01(e).

“Deed” has the meaning set forth in Section 1.07(a)(iv).

“Disclosure Schedules” means the disclosure schedules delivered by the Parties on the Effective Date, as amended, supplemented or restated in accordance with Section 5.06.

“Defending Party” has the meaning set forth in Section 8.17.

“Disputed Items” has the meaning set forth in Section 1.06(c).

“Disputed Items Notice” has the meaning set forth in Section 1.06(c).

“Drummond CBA” means the 2011 Coal Wage Agreement between The United Mine Workers of America and Drummond Company, Contract Extension and Settlement Agreement and the Memorandum of Understanding and Letters of Agreement set forth on Schedule 1.B.

“Effective Date” has the meaning set forth in the preamble to this Agreement.

“Electronic Delivery” has the meaning set forth in Section 8.19.

“Employees” means the employees of the Business, whether union or nonunion, as of the Closing Date, except for the Excluded Employees.

“Employee Benefit Plan” means each pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity or other equity, change in control, retention, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by a Person for the benefit of any current or former employee, officer, manager, retiree, independent contractor or consultant of that Person or any spouse or dependent of such individual, or under which that Person or any of its ERISA Affiliates has or may have any Liability, contingent or otherwise.

“Environmental Laws” means any Law (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), including without limitations, Laws applicable to mining, blasting associated with mining, dams and impoundment; (b) concerning the management, manufacture, use, handling, containment, storage, recycling, reclamation, reuse, treatment, generation, emissions, discharge, releases or threatened Releases, transportation, processing, production, disposal or remediation of any Hazardous Materials; and (c) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials. The term “Environmental Law” includes, without limitation, the applicable portions of the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Surface Mining Control and Reclamation Act, 30 U.S.C. §§ 1201 et seq.; the Federal Mine Safety and Health Act, 30 U.S.C. §§ 801 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq., as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

“Environmental Permits” means any Permit required under or issued pursuant to any applicable Environmental Law.

“ERISA” has the meaning set forth in Section 3.11(a).

“ERISA Affiliate” means a trade or business treated as a single employer with the Seller under Section 414(b) or (c) of the Code.

“Escrow Account” has the meaning set forth in Section 1.07(b).

“Escrow Agent” means Synovus Bank, a Georgia banking corporation.

“Escrow Agreement” has the meaning set forth in Section 1.07(a)(xvi).

“Estimated Coal Inventory” has the meaning set forth in Section 1.06(a).

“Estimated Coal Inventory Cost” has the meaning set forth in Section 1.06(a).

“Estimated Supply Inventory” has the meaning set forth in Section 1.06(a).

“Excluded Assets” means and includes the following assets of Seller:

(a)    Cash;

(b)    all organizational documents, qualification to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, stock and other ownership transfer books;

(c)    all Contracts other than Assumed Contracts;

(d)    the Excluded IP; provided however, that in no event shall Excluded IP include the Registered Intellectual Property, the Licensed IP, or rights in and to the Purchased Records;

(e)    all insurance policies, benefits and rights with respect thereto;

(f)    all accounts receivable as of the Closing;

(g)    Tax refunds, Tax deposits, or other Tax assets of Seller or, to the extent attributable to the Pre-Closing Tax Period, the Business, the Purchased Assets or the Assumed Liabilities;

(h)    all rights and claims of Seller under this Agreement;

(i)    all rights and claims with respect to any Proceeding relating to Excluded Assets; any and all communications and documents (including but not limited to electronically stored information) that are subject to protection by the Seller prior to Closing under either the attorney client privilege or work product doctrine (it being acknowledged by the Parties that Seller reserves the right to protect, and does not waive protection, of information subject to these privileges prior to Closing, which protections continue after the Closing, including because such information is an Excluded Asset);

(j)    the assets set forth on Appendix 4; and

(k)    all Excluded Real Property.

“Excluded Employees” means those employees of the Business who will remain employed by Seller after Closing, as listed in Schedule 1.C, it being understood that any Excluded Employee that is hired by Buyer shortly after the Closing shall then become a Re-Hired Employee.

“Excluded IP” has the meaning set forth in Section 3.09(a).

“Excluded Liabilities” has the meaning set forth in Section 1.03.

“Excluded Property Agreement” has the meaning set forth in Section 1.07(a)(xiv).

“Excluded Real Property” has the meaning set forth in Section 3.14(a).

“Expiration Date” has the meaning set forth in Section 7.01(b).

“Financial Statements” has the meaning set forth in Section 3.04.

“Final Coal Inventory” has the meaning set forth in Section 1.06(f)(i).

“Final Supply Inventory” has the meaning set forth in Section 1.06(f)(ii).

“Finished Goods Coal” means coal located on the Real Property other than Raw Coal, of suitable quality on a standalone or blended basis (with other stockpiled coal on the Real Property) to be sold without processing, including coal purchased from third parties and including In-Transit Coal that otherwise satisfies the requirements set forth in this definition but for the fact it is not located on the Real Property.

“Fraud” means a misrepresentation in connection with the transactions contemplated hereby constituting fraud under applicable governing Law that was committed with the intent to defraud.

“Fundamental Representations” means the representations and warranties made in Section 3.01, Section 3.02, Section 3.06 (with respect to title and Liens), Section 3.07, Section 3.11, Section 3.14 and Section 3.17.

“GAAP” means United States generally accepted accounting principles as in effect on the Closing Date, applied in a manner consistent with Seller’s past practice with respect to the Business.

“General Assignment and Assumption” has the meaning set forth in Section 1.07(a)(ii).

“General Representations” means the representations and warranties made in Article III that are not Fundamental Representations.

“Governmental Authority” means any federal, state, local, municipal, foreign or other government or quasi-governmental authority or any department, agency, commission, board, subdivision, bureau, agency, instrumentality, arbitrator, court or other tribunal of any of the foregoing.

“Governmental Consents” means all consents, approvals, permits, licenses, orders, notices, registrations, declarations, expirations of waiting periods and authorizations required to be obtained prior to the Termination Date by the Buyer or Seller or any of their respective Affiliates from any Governmental Authority in connection with the execution, delivery, and consummation of the transactions contemplated by this Agreement.

“Guarantor” has the meaning set forth in the preamble to this Agreement.

“Hazardous Material” means (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, or gas, in each case that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum oil or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls, in each case whether naturally occurring or manmade.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IDB Bonds” means those certain $200,000,000 Revenue Bonds (Drummond Company, Inc. Project), Series 1994-A, issued by the Industrial Development Board of the Town of West Jefferson, all of which are held by Seller.

“Illustrative Adjustment Schedule” has the meaning set forth in Section 1.06(a).

“Indebtedness” means and includes, as to any Person, without duplication, except for obligations arising under operating leases entered into in the ordinary course of business, any (a) obligations for borrowed money, (b) obligations secured by any Lien on assets of such Person, other than Permitted Liens, (c) obligations in respect of bonds, letters of credit and other surety arrangements to the extent such obligation does not support an obligation already included in Indebtedness (except, in the case of Seller, to the extent included in Seller’s Financial Assurance), (d) all Indebtedness of any other Person guaranteed by such Person, (e) all capital leases (in accordance with GAAP) entered into or assumed, (f) all obligations to purchase securities (or other property) that arise out of or in connection with the sale of the same or substantially similar securities (or property), (g) all obligations in respect of any hedging agreement, and (h) the deferred purchase price for any property, provided, however, that indebtedness evidenced by the IDB Bonds shall not be considered “Indebtedness” for purposes hereof.

“Indemnified Party” has the meaning set forth in Section 7.01(f).

“Indemnifying Party” has the meaning set forth in Section 7.01(f).

“Indemnifiable Damages” has the meaning set forth in Section 7.01(f).

“Independent Expert” means, (i) with respect to any Disputed Item relating to the calculation of Parts and Supplies Inventory or Coal Inventory Cost, Ernst & Young or, if such firm is unwilling or unable to perform the services of the Independent Expert hereunder, such other nationally recognized accounting firm with expertise in the metallurgical coal industry as may be mutually agreed upon by Buyer and Seller, (ii) with respect to any Disputed Item relating to volume of coal included in Coal Inventory, Southern Resources Mapping, Energy Technical Services, LLC or SGS North America, Inc. If Buyer and Seller are unable to agree on the selection of the Independent Expert as to the calculation of value, then such Independent Expert will be chosen by the American Arbitration Association, with the expenses of the American Arbitration Association to be borne one-half (1/2) by Buyer and one-half (1/2) by Seller.

“In-Transit Coal” means coal that was mined or processed at the Shoal Creek Mine that as of the Closing Date is no longer located on the Real Property, including all coal loaded onto barges at the Shoal Creek Mine load out, stockpiled or loaded onto a vessel at the McDuffie Terminal in Mobile, Alabama, or located anywhere between those two points. For the avoidance of doubt, In-Transit Coal does not include coal for which Seller has invoiced a customer as of the Closing Date or would not otherwise be considered inventory in accordance with GAAP.

“Intellectual Property” means all intellectual property rights (including, without limitation, software) and proprietary or confidential information, whether protected, created or arising under the Laws of the United States or any other jurisdiction anywhere in the world.

“Interim Financial Statements” has the meaning set forth in Section 3.04.

“Labor and Employment Disputes and Union Grievances” has the meaning set forth in Section 5.07(j).

“Latest Balance Sheet” has the meaning set forth in Section 3.04.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Leases” has the meaning set forth in Section 3.14(a).

“Lease Assignment” has the meaning set forth in Section 1.07(a)(v).

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Licensed IP” has the meaning set forth in Section 3.09(b).

“Liens” means any lien, mortgage, pledge, security interest, option, easement, encroachment, right of way, right of first refusal, or other encumbrance or restriction of any kind.

“Material Adverse Effect” means an event, occurrence or development that has, or is reasonably like to have, a material adverse effect, either individually or in the aggregate, upon the financial condition, operations, operating results, assets or Liabilities of the Business taken as a whole, other than any adverse effect related to or resulting from (a) general business or economic conditions affecting the coal mining industry, including without limitation changes in the market price of metallurgical coal, (b) national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (d) changes in GAAP, (e) changes in Law, (f) the taking of any action by or at the request of Buyer or otherwise required by this Agreement or the other agreements contemplated hereby (including without limitation any attempt to negotiate the Modified CBA), or the identity of Buyer or the announcement of this Agreement, the other agreements contemplated hereby or the transactions contemplated hereby or thereby, (g) any matter disclosed in Schedule 1.D; and (h) any adverse change in or effect on the Business that is caused by any delay in consummating the Closing in accordance with Section 1.07 as a result of (x) any material violation or material breach by Buyer of any covenant, agreement, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Seller at the Closing, (y) the institution of any suit or action challenging the validity or legality, or seeking to restrain the consummation of, the transactions contemplated by this Agreement by any Governmental Authority or third party, or (z) the failure to satisfy the condition to Closing set forth in Section 2.01(a) as of the Closing Date (including as a result of the request for submission of additional information or documentary material regarding the transactions contemplated by this Agreement from Seller or Buyer after review of the initial notification submitted pursuant to the HSR Act or other applicable Antitrust Law by the Federal Trade Commission or any other Governmental Authority); provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (a) through (e) shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Business compared to other participants in the industries in which the Business is conducted.

“Material Contract” has the meaning set forth in Section 3.08.

“Material Customer” has the meaning set forth in Section 3.19(a).

“Material Supplier” has the meaning set forth in Section 3.19(b).

“MEP Escrow Amount” means a portion of the Purchase Price equal to Forty Million Dollars ($40,000,000).

“MEP Escrow Fund” means the amount of cash held from time to time by the Escrow Agent in the Escrow Account pursuant to the Escrow Agreement.

“Mining Permits” has the meaning set forth in Section 5.11.

“Modified CBA” has the meaning set forth in Section 5.07(a).

“MSHA” means the Mine Safety and Health Administration.

“MSHA Violation” means any Proceeding conducted by MSHA with respect to any actual or alleged violation occurring under the Federal Mine Safety and Health Act of 1977, as amended.

“Multiemployer Plan” means an Employee Benefit Plan within the meaning of Section 3(37) of ERISA.

“Non-Disclosure Agreement” means the Non-Disclosure Agreement, as amended August 16, 2018, between Seller and Peabody Energy Corporation.

“Non-Paying Party” has the meaning set forth in Section 7.02(a).

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Owned Real Property” has the meaning set forth in Section 3.14(a).

“Parts and Supplies Inventory” means the dollar value of spare parts and supplies of the Seller that are located on the Real Property as of the Closing Date or used in connection with the Business but under repair offsite, valued in accordance with GAAP, consistent with the Financial Statements and Seller’s past practices for the Business.

“Party” and “Parties” have the meanings set forth in the preamble to this Agreement.

“Paying Party” has the meaning set forth in Section 7.02(a).

“Pension Plans” has the meaning set forth in Section 3.11(a).

“Permits” means all permits, licenses, concessions, approvals, authorizations, registrations and similar rights obtained from any Governmental Authority with respect to the Business.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by Seller or its Affiliates, (b) mechanic’s, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, significant, (c) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Real Property the violation of which does not have a Material Adverse Effect, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Real Property which do not materially impair the occupancy or use of the Real Property for the purposes for which it is currently used or proposed to be used in connection with the Business, (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (f) purchase money Liens and Liens securing rental payments under capital lease arrangements and (g) those matters identified on Schedule 1.E.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

“Plans” has the meaning set forth in Section 3.11(a).

“Post-Closing Statement” has the meaning set forth in Section 1.06(b).

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date or portion of any Straddle Period that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period running through the end of the Closing Date.

“Proceeding” means any claim, action, cause of action, demand, lawsuit, arbitration, summons, notice of violation, dispute, complaint, settlement, litigation, investigation, audit, hearing or other proceeding of any nature, civil, criminal, administrative, regulatory or otherwise, whether at Law or in equity.

“Purchased Assets” means (i) all of the DCS Contracts and (ii) all right, title and interest to the assets and properties owned, leased, licensed or held by Seller that are exclusively used in the conduct of the Business and includes, but is not limited to, the following (other than any Excluded Assets):

(a)    all Real Property, in each case together with Seller’s right, title and interest, if any, in, to and under all plants, facilities, buildings, structures, improvements and fixtures affixed thereon, and all other appurtenances, if any, pertaining thereto;

(b)    all Tangible Personal Property and all rights under warranties, indemnities, licenses, and all similar rights against third parties with respect to such equipment, fixed assets and tangible assets;

(c)    all Permits related to the Business, to the extent transferable;

(d)    all Assumed Contracts;

(e)    all Acquired Inventory;

(f)    all Registered Intellectual Property and Licensed IP;

(g)    all Purchased Records and all Intellectual Property in, to or embodied by the Purchased Records;

(h)    the Shoal Creek Mine Business Information Systems; and

(i)    all goodwill to the extent in respect of the Purchased Assets.

“Purchase Price” has the meaning set forth in Section 1.02.

“Purchased Records” means all of Seller’s plats, plans, drawings, and specifications, creative materials, advertising and promotional materials, studies, reports and other printed or written materials related to the Shoal Creek Mine, in each case, to the extent relating exclusively to the Business, including the following information related to the Shoal Creek Mine, core hole data, drill logs, maps, geography and geotechnical data, gas well locations and drill data, maintenance, downtime and other records related to the Purchased Assets, Real Property records (including leasing records) and title information, all data and info related to Permits, operational reports regarding the mine and preparation plant, records regarding coal sales, including coal qualities, pricing, and customers by vessel for at least the past 3 years, any penalties/premiums on sales contracts, reports on the warehouse usage and usage of parts &

supplies inventory, financial data related to the Purchased Assets, including fixed asset register, parts and supplies inventory reports, Coal Inventory reports, Employee data necessary to set up employees in the payroll system, OSM reclamation fee calculation and return, severance tax calculation and return, vendor master data file, recent sales invoices, in each case, whether in hard copy or computer format.

“Raw Coal” means unprocessed coal severed and located on the Real Property, which requires processing, including any In-Transit Coal that otherwise satisfies the requirements set forth in this definition but for the fact it is not located on the Real Property.

“Real Property” has the meaning set forth in Section 3.14(a).

“Registered Intellectual Property” has the meaning set forth in Section 3.09(a).

“Re-Hired Employees” has the meaning set forth in Section 5.07(d).

“Re-Hired Nonunion Employees” has the meaning set forth in Section 5.07(c).

“Re-Hired Union Employees” has the meaning set forth in Section 5.07(b).

“Related Persons” means related persons as that term is defined in §9701(c)(2) of the Coal Act, except that it shall not include successors in interest.

“RGGS Lease” means that certain Coal Mining Lease entered into May 29, 1991 by and between RGGS Land & Minerals LTD., LP, as successor to USX Corporation, as lessor, and Seller, as lessee, as amended by the Coal Mining Lease Amendment dated May 5, 1992, the Second Amendment of Coal Mining Lease dated July 19, 2000, the Third Amendment of Coal Mining Lease dated November 3, 2006 and the Fourth Amendment of Coal Mining Lease dated May 10, 2012, and as further modified or extended by the letters from Seller to RGGS Land & Minerals LTD., LP dated September 20, 2010 and June 23, 2017.

“Royalties” has the meaning set forth in Section 1.03(xv).

“Schedule” means the applicable section(s) of the Disclosure Schedule.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller-Owned Purchased IP” has the meaning set forth in Section 3.09(c),

“Seller Related Parties” means, collectively, Seller, its Affiliates and their respective directors, officers, managers, members, stockholders, employees, owners, advisors and representatives and successors and permitted assigns.

“Seller’s Financial Assurance” has the meaning set forth in Section 5.10.

“Seller’s Knowledge” means the actual knowledge after reasonable inquiry of the following individuals: Mike Tracy, Bruce Webster, Alan Lang, Richard Mullen, Mark Stanley, George Wilbanks and Nathaniel Drummond.

“Shoal Creek Mine” means the coal mine operated by Seller and located in Jefferson, Walker and Tuscaloosa counties in the State of Alabama, as more fully depicted on the map attached hereto as Appendix 2.

“Shoal Creek Mine Business Information Systems” means the Business Information Systems that are used for purposes of running the mining operations at the Shoal Creek Mine, as such operations are currently conducted.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Successor Permittee Applications” has the meaning set forth in Section 5.11.

“Tangible Personal Property” has the meaning set forth in Section 3.06.

“Target Coal Inventory” means Three Hundred Seventy Thousand (370,000) short tons on a clean equivalent basis.

“Target Supply Inventory” means Ten Million Six Hundred Eighty-Eight Thousand Dollars ($10,688,000).

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, corporate, capital, net worth, capital stock, franchise, profits, withholding, employment (including social security, unemployment, employer health, and employee income tax withholding), payroll, disability, real property, ad valorem, personal property, abandoned or unclaimed property, escheat, stamp, license, environmental, customs, duties, severance, recapture, excise, occupation, premium, sales, use, transfer, value added, alternative or add-on minimum, estimated or other Governmental Authority taxes, charges, fees, levies, or other like assessments of the same or similar nature, including any interest, penalty or addition thereto, whether disputed or not, and including any obligations to pay Taxes of others, whether as a transferee, successor, by Contract, or otherwise.

“Tax Representations” means the representations and warranties made in Section 3.07.

“Tax Return” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Termination Date” has the meaning set forth in Section 6.01(d).

“Third Party Claim” has the meaning set forth in Section 7.01(f).

“Third Party License” means a contract that is in effect between Seller and a third party that grants to Seller, as licensee, a license to use patents, registered trademarks, registered service marks, registered copyrights, or internet domain names of the third party in the conduct of the Business.

“Transaction Documents” means the documents executed and delivered by the Parties at the Closing in consummation of the transactions contemplated by this Agreement, including the Bill of Sale and Assignment, Deed, Lease Assignment, General Assignment and Assumption, Transition Services Agreement, Escrow Agreement, and any other Contract, agreement or document by and among the Parties that is expressly agreed by the Parties therein to constitute a Transaction Document for purposes of this Agreement.

“Transition Services Agreement” has the meaning set forth in Section 1.07(a)(vi).

“UMWA” means the United Mine Workers of America.

“Unassigned Assets” has the meaning set forth in Section 1.08(a).

“Union Employees” has the meaning set forth in Section 5.07(b).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign Laws related to plant closings, relocations, mass layoffs and employment losses.

“Willful Breach” means an action or failure to act by a Party that constitutes a material breach of this Agreement, if such action is intentional and solely within the control of such Party and results in the failure of any of the conditions set forth in Article II to be satisfied. For the avoidance of doubt, failure to obtain the Modified CBA or any required consent or approval of any third party (including without limitation execution by RGGS Land & Minerals LTD., LP of the assignment and assumption described in Section 2.01(c)) shall not constitute a Willful Breach.

“Workers’ Compensation Claims” has the meaning set forth in Section 5.07(i).

B.    Other Definitional Provisions.

(i)    Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(ii)    Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

(iii)    All references in this Agreement to Appendices, Exhibits, Disclosure Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Appendices, Exhibits, Disclosure Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. The table of contents and the titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement or of any Appendices or Exhibits are for convenience only, do not constitute any part of this Agreement or such Appendix or Exhibit, and will be disregarded in construing the language hereof.

(iv)    Appendices, Exhibits and Disclosure Schedules to this Agreement are incorporated in the Agreement for all purposes.

(v)    The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur.

(vi)    All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(vii)    Pronouns in masculine, feminine or neuter genders will be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. References to the word “including” will be construed to mean “including without limitation”.

(viii)    The word “threatened” means threatened in writing.

(ix)    All references to days or months will be deemed references to calendar days or months unless otherwise expressly specified.

(x)    The phrase “date hereof” means the Effective Date without giving effect to any amendments, modifications or supplements hereto.

APPENDIX 2

Shoal Creek Mine

[See attached]

APPENDIX 3

DCS Contracts

1.	Charter Party Agreement and that certain Amendment No. 19 thereto, dated December 29, 2017 by and between CSL International Ltd. and DCS

2.	Solid Fuels Purchase Agreement between Arcelor Mittal Sourcing s.c.a. and Drummond Coal Sales, Inc. dated September 11, 2018.

3.	Coking Coal Sales Contract Between Nippon Steel and Sumitomo Metal Corporation and Drummond Coal Sales, Inc., dated July 4, 2018, as amended.

4.	Equipment Purchase Agreement dated April 30, 2016 by and between SAI Gulf, LLC, Walter Energy and DCS

5.	Co-Ownership Agreement dated March 25, 2013 by and between Walter Energy, Inc. and DCS

6.	Transportation Agreement dated January 1, 2017 between Parker Towing Company, Inc. and DCS

7.	Export Coal Handling Agreement dated March 20, 2017 between DCS and Alabama State Port Authority

APPENDIX 4

Excluded Assets

The following also are “Excluded Assets”:

1.	The following assets are Excluded Assets (but may be left on the premises of the Shoal Creek Mine in connection with performance of services under the Transition Services Agreement):

a.	Light mobile equipment used for bore hole drilling

b.	Desktop and laptop computers and servers, and any software installed thereon, except as provided on Schedule 3.09(b).

2.

The assets associated with the performance of the operational services conducted by the Seller with respect to the Shoal Creek Mine, which operational services are described on Schedule 3.06(b). For clarification, none of the Tangible Personal Property listed in Exhibit 3.06 to the Disclosure Schedule are an Excluded Asset.

3.	Seller’s websites

4.	All Seller’s unregistered copyrights in any documentation used in Seller’s business, to the extent such documentation is not used exclusively in the Business

5.	Systems:

a.	Lab System (Lab2008) laboratory information management system

b.	Coal Flow

c.	OTIS

d.	Accounting Systems

e.	Inventory Systems

f.	Coal Sampling Systems (to the extent not located at the Shoal Creek Mine)

g.	Other corporate-wide systems

6.	The Intellectual Property included in, or referenced by, Schedule 3.06(b)

7.	Licenses:

Product:	Vendor or Reseller

Microsoft Enterprise Agreement (multiple products)	Microsoft
PeopleSoft (multiple modules)	Oracle